UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 15 August 2011
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X            Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes               No X

Financial summary for the fourth quarter and year ended 30 June 2011
Quarter
Quarter
Q on Q Year ended Year ended
Y on Y
June
March
Variance
June
June
variance
2011
2011
%
2011
2010
%
Gold produced (¹)
– kg
10 152
9 857
3
40 535
44 433
(9)
– oz
326 394
316 909
3
1 303 228
1 428 545
(9)
Cash costs
– R/kg
242 851
217 802
(12)
226 667
195 162
(16)
– US$/oz
1 115
970
(15)
1 009
801
(26)
Gold sold
– kg
10 412
9 716
7
41 043
43 969
(7)
– oz
334 752
312 378
7
1 319 563
1 413 633
(7)
Gold price
– R/kg
329 536
312 029
6
307 875
266 009
16
received
– US$/oz
1 513
1 389
9
1 370
1 092
25
Operating
– R million
901
855
5
3 275
2 926
12
profit                          –
US$
million
133
122
9
468
386
21
Basic
– SAc/s
(10)
55
<(100)
139
(38)
>100
(loss)/earnings
– USc/s
(1)
8
<(100)
20
(5)
>100
per share*
Headline profit*
– Rm
130
390
(67)
957
4
>100
–
US$m
19
56
(66)
137
1
>100
Headline earnings – SAc/s
30
91
(67)
223
1
>100
per share*
– USc/s
4
13
(69)
32
–
100
Exchange rate
– R/US$
6.78
6.99
(3)
6.99
7.58
(8)
* Reported amounts include continuing operations only
(1) Production statistics for Steyn 2 and Target 3 have been included. Steyn 2 is currently in a build-up phase and Target 3 was in build-up phase up to the end of March 2011. Revenue and costs are capitalised for the period that these mines are in build-up phase. Revenue capitalised includes: Quarter ending June 2011 Steyn 2, 27 kg (Mar 2011 – 14 kg) and Target 3, 0 kg (Mar 2011 – 250 kg), year ended June 2011 Steyn 2, 90 kg
(June 2010 – 33 kg) and Target 3, 531 kg (June 2010 – 117 kg).
Harmony’s Annual Report, Notice of Annual General Meeting, its Sustainable Development Report and
its annual report filed on a Form 20F with the United States’ Securities and Exchange Commission for
the year ended 30 June 2010 are available on our website (www.harmony.co.za).
SHAREHOLDER INFORMATION
Issued ordinary shares
at 30 June 2011
430 084 628
Issued ordinary shares
at 31 March 2011
429 807 371
Issued ordinary shares
at 30 June 2010
428 654 779
Market capitalisation
At 30 June 2011 (ZARm) 38 686
At 30 June 2011 (US$m) 5 724
At 31 March 2011 (ZARm) 42 676
At 31 March 2011 (US$m) 6 304
At 30 June 2010 (ZARm)
34 888
At 30 June 2010 (US$m)
4 530
Harmony ordinary share
and ADR prices
12 month high (1 July 2010 to R103.25
30 June 2011) for ordinary shares
12 month low (1 July 2010 to R71.90
30 June 2011) for ordinary shares
12 month high (1 July 2010 to US$15.57
30 June 2011) for ADRs
12 month low (1 July 2010 to US$9.72
30 June 2011) for ADRs
Free float
Ordinary shares 100%
ADR ratio
1:1
JSE Limited
HAR
Range for quarter (1 April to R83.29 –
30 June 2011 closing prices) R103.25
Average daily volume for the 1 546 143
quarter (1 April to 30 June 2011) shares
Range for quarter (1 April to
R68.65 –
30 June 2010 closing prices)
R81.40
Average daily volume for the
1 918 132
quarter (1 April to 30 June 2010)
shares
New York Stock Exchange, Inc
including other US trading
HMY
Range for quarter (1 April to US$12.34 –
30 June 2011 closing prices) US$15.57
Average daily volume for the 2 771 880
quarter (1 April to 30 June 2011) shares
Range for quarter (1 April to
US$9.04 –
30 June 2010 closing prices)
US$10.57
Average daily volume for the
1 072 003
quarter (1 April to 30 June 2010)
shares
Key features
Of the quarter…
Gold production 3% higher at 10 152 kg (326 394 ounces)
Grade remained steady
R/kg cost higher at R242 851/kg ($1 115/oz) due to increased electricity and stores costs, as well as inclusion of Target 3
Cash operating pro t 5% higher at R901m (US$133m)
Of the year…
Improved safety rates
Operations in build-up showed 22% improvement in production
Improved underground grade at 4.60g/t
Net pro t of R617m/US$87m (loss of R192m/US$24m in FY10)
Basic earnings per share at R1.44 (21 USc) (loss of 46c (6 USc) in FY10)
Headline earnings of R957m/US$137m (R4m in FY10)
Wa -Golpu resource at more than 1 billion tonnes
Created nancial exibility: US$300m debt facility
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
(“Harmony” or “Company”)
Results for the quarter and the year ended 30 June 2011
JSE Share code: HAR | NYSE Share code: HMY | ISIN: ZAE 000015228

Results for the quarter and the year
ended 30 June 2011
Forward-looking statements
This quarterly report contains forward-looking
statements within the meaning of the United
States Private Securities Litigation Reform Act
of 1995 with respect to Harmony’s financial
condition, results of operations, business
strategies, operating efficiencies, competitive
positions, growth opportunities for existing
services, plans and objectives of management,
markets for stock and other matters. Statements
in this quarter that are not historical facts are
“forward-looking statements” for the purpose of
the safe harbour provided by Section 21E of the
U.S. Securities Exchange Act of 1934, as amended,
and Section 27A of the U.S. Securities Act of
1933, as amended. Forward-looking statements
are statements that are not historical facts.
These statements include financial projections
and estimates and their underlying assumptions,
statements regarding plans, objectives and
expectations with respect to future operations,
products and services, and statements regarding
future performance. Forward-looking statements
are generally identified by the words “expect”,
“anticipates”, “believes”, “intends”, “estimates”
and similar expressions. These statements are
only predictions. All forward-looking statements
involve a number of risks, uncertainties and
other factors and we cannot assure you that
such statements will prove to be correct. Risks,
uncertainties and other factors could cause actual
events or results to differ from those expressed or
implied by the forward-looking statements.
These forward-looking statements, including,
among others, those relating to the future
business prospects, revenues and income of
Harmony, wherever they may occur in this
quarterly report and the exhibits to this quarterly
report, are necessarily estimates reflecting the
best judgment of the senior management of
Harmony and involve a number of risks and
uncertainties that could cause actual results to
differ materially from those suggested by the
forward-looking statements. As a consequence,
these forward-looking statements should be
considered in light of various important factors,
including those set forth in this quarterly report.
Important factors that could cause actual results
to differ materially from estimates or projections
contained in the forward-looking statements
include, without limitation:
overall economic and business conditions in
the countries in which we operate;
the ability to achieve anticipated efficiencies
and other cost savings in connection with past
and future acquisitions;
increases or decreases in the market price
of gold;
the occurrence of hazards associated with
underground and surface gold mining;
the occurrence of labour disruptions;
availability, terms and deployment of capital;
changes in government regulation, particularly
mining rights and environmental regulations;
fluctuations in exchange rates;
currency devaluations and other macro-
economic monetary policies; and
socio-economic instability in the countries in
which we operate.
Contents
Page
Chief Executive’s Review
3
Safety and health
5
Financial overview
5
Dividend notice
6
Operational overview
6
– Group operational results
6
– Build-up and steady operations
7
– Doornkop
7
– Kusasalethu
7
– Phakisa
7
– Masimong
7
– Target 1
7
– Target 3
7
– Tshepong
8
– Hidden Valley
8
– Other South African operations
8
– Bambanani
8
– Steyn 2
8
– Evander
8
– Joel
9
– Unisel
9
– Total South African surface operations
9
– Kalgold
9
– Phoenix tailings
9
– Surface dumps
9
Development
10
Exploration
11
Operating results (Rand/Metric) (US$/Imperial)
16
Condensed consolidated income statements (Rand)
18
Condensed consolidated statements of other comprehensive income (Rand)
19
Condensed consolidated balance sheets (Rand)
20
Condensed consolidated statements of changes in equity (Rand)
21
Condensed consolidated cash flow statements (Rand)
22
Notes to the condensed consolidated financial statements
for the fourth quarter and year ended 30 June 2011
23
Segment report (Rand/Metric)
28
Operating results (US$/Imperial)
30
Condensed consolidated income statements (US$)
32
Condensed consolidated statements of other comprehensive income (US$)
33
Condensed consolidated balance sheets (US$)
34
Condensed consolidated statements of changes in equity (US$)
35
Condensed consolidated cash flow statements (US$)
36
Segment report (US$/Imperial)
37
Development results – metric and imperial
39
Contact details
40

Chief Executive’s Review
With another financial year that has drawn to a close, it is important to take stock of what we have achieved and to assess the progress made against our ambition to create a company capable of generating earnings that fund growth and dividends on a sustainable basis.
During financial year 2011, we:
•    commissioned excellent gold mines in South Africa and Papua
New Guinea (PNG);
•    expanded the world class Wafi-Golpu resource to 9 million
tonnes (Mt) of copper and 26.6 million ounces (Moz) of gold (100%);
•    increased production from growth projects by 22% year on year;
•    tailored each mine’s business plans to its unique requirements;
•    pro-actively addressed industry challenges;
•     improved production and productivity at most of our mines, and continue to work at replicating that level of success across the board;
•    increased Harmony’s exploration exposure in PNG – a country with world class exploration potential – to 8000 km²;
•    improved the quality of our asset portfolio through the disposal and closure of non-core assets;
•    celebrated Harmony’s 60th year in operation on 25 August 2010.
We made good progress in getting the company where we want it to be – producing better quality ounces. Hidden Valley in PNG is now an operating mine, Harmony’s first greenfields offshore development, which was formally opened in September 2010; in South Africa we have Kusasalethu, Doornkop and Phakisa projects, all of which are in build-up, and Tshepong and Masimong which have been steady contributors to production. We dealt with the challenges at mines such as Evander, Target and Joel to ensure these mines are positioned to deliver on their production targets.
Harmony has invested a great deal in the expansion of its production base in South Africa and PNG. The investment in exploration continues to pay dividends, with the Wafi-Golpu resource showing a phenomenal
57% increase to over 1 billion tonnes during the year. Golpu’s grade is over 1% copper, confirming it is one of the highest grade copper gold porphyry systems in South East Asia. These excellent results validate our long-held belief that PNG is a game-changing region for Harmony.
On a 100% basis, Golpu alone now hosts a resource of 869Mt,
containing 19.3Moz of gold and 9.0Mt of copper (62Moz on a gold equivalent
1
basis). This represents a significant year-on-year increase, with an additional 368Mt (73% increase), comprising 8 956kt copper
(88% increase) and 10.5Moz ounces of gold (119% increase). Our resource base in PNG now represent 10% of Harmony’s total gold resources (or 21% of the resource on a gold equivalent basis), which is in line with the Company’s strategy to increase its geographic diversification.
Annual production was lower than planned at 1.3Moz, largely due to safety stoppages and under-performance at some of the shafts. We continue to improve the business planning process, using benchmarks and targets we believe to be realistic. Our ‘life of mine’ plans support our commitment to improving the grades from our underground
operations, lowering our cost base and benchmarking our costing parameters internally across our operations as well as externally against other gold producers. Our focus remains on producing safe, profitable ounces and our operations in build-up will add to our production in future.
Safety
Tragically, three employees (South Africa) and one contractor (PNG) lost their lives during the final quarter of the financial year. The deceased were Mbuzeni Sihoyiya, a locomotive guard at Kusasalethu, Michael
Sello Matea, underground assistant at Joel, Mbuyiseli Malungisa, a locomotive guard at Masimong and Kerry Kowitz, a contractor working on the Wafi-Golpu access road. I would like to extend my deepest condolences to their families, friends and colleagues.
Safety is a top priority at Harmony. We have put in place a number of safety initiatives, which have resulted in excellent safety achievements. Fatalities do, however, continue to occur. As a result, we appointed Alwyn Pretorius (previously the chief operating officer:
North region), who is very familiar with Harmony’s underground working environment, to assist in further improving and accelerating the execution of our safety and health strategy.
Gold price
Increasing global economic uncertainty is making gold an even stronger investment option than it already was. At over $1 700/oz, gold remains a currency and we believe the gold price will continue its strength. Investors in Harmony have complete exposure to the spot gold price, as the company does not hedge its gold. During the past quarter the gold price received strengthened from R312  029/kg to
R329 536/kg.
Operational results
Quarter on quarter
Gold production for the June 2011 quarter is 3% higher than the previous quarter, despite days lost to public holidays. The past quarter saw excellent improvements in development metres, mainly at the build-up operations. Build-up at Phakisa, Doornkop, Kusasalethu and
Hidden Valley progressed well.
Grade remained steady at 2.08g/t.
Year on year
Tonnes milled for the year under review increased by 7% or
1 317 000 tonnes when compared to the previous financial year. The main contributors were:
•    Doornkop: The build-up resulted in an additional 178 000 tonnes
(33%) being milled for the year under review;
•    Target 3: The inclusion of its first commercial production during the
June 2011 quarter (75 000 tonnes);
•    Free State surface operations: Tonnes increased by 1.2 million tonnes, mainly waste rock dumps;
•    Hidden Valley: Recorded a full year of production and tonnes milled increased by 1.4 million tonnes to 1.7 million tonnes, achieving its production guidance for the year.
The operations in build-up showed an increase in gold production.
Hidden Valley produced 3 118kg, an additional 1  215kg (64%) in comparison to the 1  903kg it produced in the previous financial year. Doornkop’s production increased by 562kg (29%), Phakisa’s by
391kg (29%) and Kusasalethu’s by 165kg (3%). Gold production for the

Results for the quarter and the year
ended 30 June 2011
year under review decreased by 9% (3  898kg), mainly as a result of the shafts that were closed in the 2011 financial year. Closed shafts accounted for a decrease in gold produced of 4 092kg year on year.
Underground grade increased year-on-year to 4.60g/t.
Financial overview
Quarter on quarter
Quarter on quarter, cash operating costs in R/kg terms were 12%
higher, mainly due to higher electricity and stores costs, as well as the inclusion of Target 3 (which reached commercial production during the quarter) in our operating results. Higher stores costs are due to additional maintenance performed during public holidays. Electricity costs are higher due to a 25% increase in tariffs as from April 2011 and the inclusion of one month’s winter tariff.
Operating profit at R901 million was 5% higher, mainly due to the increase in the average Rand gold price received to R329 536/kg.
Year on year
Cash operating costs in Rand terms increased by R686 million or 8%, mainly due to restructuring costs, the inclusion of Target 3, higher electricity costs and higher labour costs. This resulted in the cash operating cost in R/kg terms increasing by 16% from R195 162/kg in
FY10 to R226  667/kg in FY11. Rand per tonne unit costs remained stable at R469/tonnes.
Capital expenditure for FY11 decreased by R317 million (10%)
compared to the previous financial year. This is mainly attributed to a reduction in capital spent on Hidden Valley of 47% or R252 million.
Capital from the South African operations decreased by R65 million
(2%), due to reduced expenditure at Phakisa (R117 million), Doornkop
(R50 million) and Kusasalethu (R50 million).
Reserves and resources
As at 30 June 2011, Harmony’s mineral reserves amounted to 41.6Moz of gold, spread across Harmony’s assets in South Africa and PNG. The reserves of Kusasalethu, Doornkop, Tshepong and Phakisa in South
Africa and Hidden Valley in PNG now constitute 45% of Harmony’s total mineral reserves. Once the pre-feasibility study of Wafi-Golpu has been completed, more ounces from PNG will be added to Harmony’s reserves.
The reserve declaration excludes Rand Uranium reserves (the asset which is being held for sale), as well as some Evander projects which are no longer included in Harmony’s long term mining plans. These exclusions, together with mine depletion, resulted in a decrease of 6.5Moz year on year, allowing Harmony to refocus on growing, developing and operating its portfolio of quality assets.
As at 30 June 2011 Harmony’s attributable gold mineral resources were 163.9Moz. Gold resources in PNG increased 51% year on year to 16.3Moz and now comprise 10% of the group’s total resource base.
Harmony’s PNG resource inventory also includes economically
significant copper, molybdenum and silver that co-occur with gold.
Attributable copper resources grew by 2.1Mt to 4.5Mt, up 86%
year on year (and equates to 9.75Moz on a gold equivalent basis
1
).
Molybdenum increased to 84 000 tonnes (up 50%) and silver increased to 55.16Moz (up 7.8%).
These increases were driven by resource expansions at Hidden Valley and Wafi-Golpu.
Creating financial flexibility
Harmony has strengthened its financial flexibility through obtaining
a 4 year US$300 million revolving credit facility with Nedbank Limited and FirstRand Bank Limited. The loan agreement was signed on
11 August 2011. This facility is specifically ear-marked for Harmony’s activities in PNG.
Dividend
We are pleased to declare a dividend of 60 SA cents per ordinary share for the year ended 30 June 2011.
Looking ahead
Post year-end, following a five day strike, Harmony signed a two year wage agreement with the National Union of Mineworkers (NUM),
Solidarity and UASA (collectively referred to as the “Unions”) on the 2nd of August 2011. The increase in wages will be off-set by improvements in productivity aimed at the more effective utilization of our mining assets. Approximately 500kg of production was lost due to the strike.
The wage agreement between Harmony and the Unions also includes a profit share scheme in which all employees in the bargaining unit will share on a quarterly basis. The profit share will be based on 1% of operating profits less capital expenditure from the company’s South
African assets.
We look forward to having the Unions as our partners in creating a sustainable mining industry.
Financial year 2011 was filled with great achievements. We have improved our safety rates, secured excellent exploration results, continue to build up our operations and future production potential and certain operations have generated free operational cash flow.
Financial year 2012 promises to be equally exciting. We remain focussed on continuing to deliver on our long term targets and to maximise shareholder value.
Graham Briggs
Chief Executive Officer
Note 1. Gold equivalent ounces are calculated assuming a US$1150/oz Au, US$2.50/lb Cu and
US$13.50/oz Ag with 100% recovery for all metals

Safety and health
Safety
The provision of safe and healthy working places remains a key priority for Harmony, as does the elimination of all workplace injuries and work-related ill health effects. This has always been an important area of focus for Harmony.
Harmony will continue to implement and maintain safety initiatives and is in the process of rolling out a new improved fall of ground strategy to further reduce fall of ground incidents – one of the main contributors to fatal accidents.
It is with deep regret that we report four fatalities during the June 2011 quarter, bringing total fatalities for the 2011 financial year to 16. This is an improvement on the previous financial year, which recorded 22 fatalities. However, we need to continue to work towards avoiding these incidents altogether.
Harmony’s Lost Time Injury Frequency Rate (LTIFR) in South Africa
remains a single digit, for the eleventh consecutive quarter. Quarter on quarter the LTIFR rate regressed from 8.65 to 9.64, whilst LTIFR also regressed with 8% to 8.32 when compared to the previous year.
The Reportable Injury Frequency Rate (RIFR) (per million hours worked)
in South Africa regressed by 13% when compared to the previous year
(from 4.19 to 4.73) and by 17% quarter-on-quarter (from 4.62 to 5.39).
The Fatal Injury Frequency Rate (FIFR) improved by 19% when
compared to the previous year, but regressed by 44% quarter-on-
quarter (from 0.09 to 0.13)
Safety achievements for the quarter included:
South African underground operations: 1 000 000 fatality free shifts
Doornkop shaft operations: 1 000 000 fatality free shifts
Doornkop total operations: 1 000 000 fatality free shifts
Phakisa: 500 000 fatality free shifts
Target: 500 000 fatality free shifts
Ongoing behavioural-based safety, competency training and develop-
ment and research, together with the vigilant co-operation of our stakeholders, will continue to enable Harmony to become an even safer company to work for.
Health
Our pro-active approach to the health and wellness of our employees continues. Various programmes and initiatives are supported and sponsored by the company to ensure the wellbeing of our employees.
Our objective remains to improve health management programs
and effectively utilise clinical information. This includes the review of policies, procedures, and processes, as well as training, on an ongoing basis.
See our Sustainable Development Report for more details on our website www.harmony.co.za.
Financial overview
Quarter on quarter
Cash operating profits increased by 5% quarter on quarter to
R901 million, mainly due to an increase in revenue driven by the 6%
increase in the R/kg gold price received. The increase in revenue was offset by an 18% increase in production cost.
Earnings per share
Basic earnings per share decreased from 55 SA cents to a loss of
10 SA cents per share. Headline earnings per share decreased from
91 SA cents to 30 SA cents. Headline earnings have been adjusted for the impairment of assets as well as the reversal of the impairment of investment in associate.
Revenue
Revenue increased from R2 949 million to R3 422 million, or 16%, mainly due to the 6% increase in the rand gold price received to R329 536/kg.
The increase of gold sold by 7% or 696kg, together with the inclusion of the results of Target 3, also contributed to the higher revenue total for the June 2011 quarter.
Cost of sales
Cost of sales increased from R2 623 million to R3 491 million in the
June 2011 quarter. The main reasons for this increase are:
•    higher production costs, driven by higher electricity costs which include the annual increase by Eskom as well as one month’s
winter tariff (R115 million increase); increased labour costs of
R67 million as a result of an increase in employees due to the build-up at certain shafts; an increase in stores cost due to higher production. Also contributing to the increase is the inclusion of costs related to Target 3, amounting to R93 million for the
June 2011 quarter.
•    an increase in amortisation and depreciation from R431 million in the March 2011 quarter to R477 million. This increase relates primarily to an increase in tonnes mined at several shafts as well as depreciation commencing at Target 3 as it was brought into commercial production;
•    impairment of assets amounting to R264 million. The impairments relate to President Steyn 1 and 2 shafts (R99 million and R103 million respectively) and St Helena (R61 million of which R9 million relates to goodwill);
•    the annual adjustment on the rehabilitation provision amounting to
R61 million;
•    annual assessments of gold inventory balances resulting in write downs for Steyn Plant (R41 million) and Target stockpile (R30 million)
and an adjustment on the gold in lock-up (R21 million).
Exploration expenditure
During the June 2011 quarter, R102 million was spent on exploration.
Of the amount spent during the quarter, R90 million relates to the
PNG  projects. The expenditure for the March 2011 quarter was
R77 million, R68 million of which related to PNG. The increase quarter on quarter relates primarily to the pre-feasibility study being conducted at Wafi-Golpu.
Reversal of impairment/(impairment) of investment
in associate
This movement relates to the limiting of costs relating to the Rand
Uranium transaction as well as some foreign exchange movements.

Results for the quarter and the year
ended 30 June 2011
Operational overview
GROUP OPERATIONAL RESULTS
June
March
%
Indicator                        Units
2011            2011
variance
Tonnes                         000
4 861 4 646 5
Grade                          g/t                2.08
2.06 1
Gold produced
Kg
10 152 9 857 3
Cash operating costs   R/kg
242 851 217 802 (12)
Operating profit
R’000
900 734 855 078 5
Gold production for the June 2011 quarter is 3% higher than the previous quarter, despite days lost to public holidays. Cash operating costs in R/kg terms were 12% higher, mainly due to higher electricity and stores costs, as well as the inclusion of Target 3 in our operating results (Target 3 was brought into commercial production during the past quarter).
Higher stores costs are due to additional supplies used to support the increased production, as well as additional maintenance performed during public holidays. Electricity costs were higher due to a 25%
increase in tariffs as from April 2011 and the inclusion of one month’s winter tariff.
Grade remained steady at 2.08g/t.
Operating profit at R901 million was 5% higher than the previous quarter, mainly due to the increase in the average Rand gold price received to R329 536/kg.
Net gain on financial instruments
The movement for the June 2011 quarter comprises of the changes in fair value of the Nedbank Equity Linked Deposits held by the environmental trusts.
Investment income
Investment income for the June 2011 quarter was R24 million. This was a R40 million decrease quarter-on-quarter as the March 2011 quarter included amounts related to the successful appeal against interest levied by SARS as well as interest on outstanding diesel refunds, which were not repeated in the current quarter.
Finance cost
Finance cost increased by R18 million quarter-on-quarter. This was mainly due to the draw-down of additional funds from the Nedbank facility during the previous quarter.
Taxation
The deferred taxation credit for the June 2011 quarter of R195 million credit consists mainly of credits relating to the change in the
Life-of-Mine rates, amounting to R119 million, as well as additional temporary differences.
Capital expenditure
Capital expenditure increased from R667 million to R788 million in the
June 2011 quarter, as expected.
Borrowings
The long term portion of borrowings decreased from R1 487 million to
R1 229 million in the June 2011 quarter as a result of the net repayment of R100 million on the Revolving Credit Facility and the instalment payments on the term facilities of R153 million.
Year on year
Cash operating profits increased by 12% to R3 275 million for 2011. This was mainly due to an increase in revenue driven by the 16% increase in the rand/kilogram gold price.
Earnings per share
Basic earnings per share increased from a loss of 46 SA cents to earnings of 144 SA cents per share. Headline earnings per share also increased from a loss of 7 SA cents to earnings of 223 SA cents.
Revenue
Revenue increased from R11 284 million to R12 445 million, or 10%, mainly due to the 16% increase in the rand gold price received to
R307 875/kg. This increase was offset by the 7% decrease in gold sold.
Cost of sales
Cost of sales increased from R10 484 million to R11 615 million for 2011.
This is mainly due to increases in production costs (driven by increased labour, electricity and stores costs) and amortisation and depreciation.
Exploration expenditure
During 2011, R353 million was spent on exploration with R296 million for PNG. The exploration expense in the income statement for 2010 was
R219 million, with R165 million being spent in PNG.
Net gain on financial instruments
The movement in net gain on financial instruments for 2011 was
R414 million, which includes R273 million recognised on the Witsgold transaction. The balance of the total relates to the changes in fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts.
Taxation
The deferred taxation credit for the year amounted to R492 million of which approximately R363 million relates to the change in the Freegold unredeemed capital allowance. The 2010 deferred tax charge of
R251 million primarily related to increases in average deferred tax rates, notably at Evander.
Notice of cash dividend
Dividend No. 82 of 60 cents per ordinary share, being the dividend for the year ended 30 June 2011, has been declared payable on Monday,
19 September 2011 to those shareholders recorded in the books of the company at the close of business on Friday, 16 September 2011. The dividend is declared in the currency of the Republic of South Africa. Any change in address or dividend instruction to apply to this dividend must be received by the company’s transfer secretaries or registrar not later than Friday, 9 September 2011.
Last date to trade ordinary shares cum dividend
Friday, 9 September 2011
Ordinary shares trade ex dividend
Monday, 12 September 2011
Currency conversion date in respect of the UK own name shareholders Monday, 12 September 2011
Record date Friday, 16 September 2011
Payment date Monday, 19 September 2011
No dematerialisation or rematerialisation of share certificates may occur between Monday, 12 September 2011 and Friday, 16 September
2011, both dates inclusive, nor may any transfers between registers take place during this period.

BUILD-UP AND STEADY OPERATIONS
SOUTH AFRICA
Doornkop
June         March              %
Indicator                         Units
2011
2011
variance
Tonnes                           000
234 173 35
Grade                             g/t
3.24 3.30 (2)
Gold produced Kg 757 571 33
Cash operating costs R/kg 239 316 229 447 (4)
Operating profit R’000 68 250 46 314 47
Doornkop delivered an excellent production quarter. Tonnes milled increased by 35% quarter-on-quarter to 234 000 tonnes and kilograms increased by 33% to 757kg. The increase in throughput is mainly due to an increase in development metres and eight additional crews.
The Doornkop plant performed better this quarter and further improvement is expected in the next quarter, as an additional mill will be available.
Kusasalethu
June         March              %
Indicator                        Units
2011
2011
variance
Tonnes                          000
305 297 3
Grade                            g/t
5.20 4.93 5
Gold produced Kg 1 586 1 464 8
Cash operating costs R/kg 219 880 200 579 (10)
Operating profit R’000 176 354 146 982 20
Improved mining execution, higher mining grades than planned at
5.20g/t and an increase in tonnes milled to 305 000 tonnes resulted in production being 8% higher quarter on quarter at 1 586kg.
During the June 2011 quarter a quality monitoring method, in the form of a short interval control system, was implemented. The system involves daily monitoring of results and allows management to address operational issues as and when they arise.
Phakisa
June         March              %
Indicator                        Units
2011
2011
variance
Tonnes                          000
106 88 20
Grade                            g/t
4.45 4.64 (4)
Gold produced Kg 472 408 16
Cash operating costs R/kg 284 475 286 765 1
Operating profit R’000 24 310 9 674 >100
Phakisa recorded a 16 % increase in kilograms produced from
408kg in the March 2011 quarter to 472kg in the June 2011 quarter.
The improvement was largely due to an increase in ore milled to
106  000  tonnes. Grade was 4% lower than the previous quarter at 4.45g/t.
Higher production alleviated the impact of higher electricity costs, resulting in cash operating costs remaining stable quarter on quarter at R284 475/kg, Higher production and a stronger gold price ensured a significant increase in operating profit from R10 million in the
March 2011 quarter to R24 million in the June 2011 quarter.
Masimong
June
March
%
Indicator                       Units
2011
2011
variance
Tonnes                          000
190 216 (12)
Grade                            g/t
4.35 4.81 (10)
Gold produced Kg 827 1 039 (20)
Cash operating costs R/kg 214 694 175 496 (22)
Operating profit R’000 95 776 140 570 (32)
Masimong’s exceptional record of 1.5 million fatality free shifts came to an end when a loco accident resulted in the death of an employee.
The fatality resulted in six lost days of production due to safety stoppages. Panel availability lead to a drop in B reef grade, resulting in the recovery grade being 10% lower quarter on quarter at 4.35g/t.
Lower grade and a 12% decrease in tonnes milled to 190 000 tonnes, resulted in lower production at 827kg.
Cash operating costs were 22% higher quarter on quarter at
214 694/kg, due to a 10% decrease in grade and general cost increases, as outlined on page 6 of this report.
Target 1
June
March
%
Indicator                       Units
2011
2011
variance
Tonnes                          000
168 161 4
Grade                            g/t
4.11 4.88 (16)
Gold produced Kg 690 785 (12)
Cash operating costs R/kg 269 323 203 459 (32)
Operating profit R’000 51 169 59 007 (13)
Target 1 resolved the belt challenges experienced in the March 2011 quarter. More tonnes were hoisted as a result of new belts being inserted on the decline belt. Tonnes milled increased by 4% quarter on quarter to 168 000 tonnes.
The recovery grade was 16% lower in comparison to the previous quarter, mainly due to inconsistencies in the grade. As a result production was 12% lower than the March 2011 quarter at 690kg, with cash operating costs higher at R269 323/kg.
Target 3
June         March              %
Indicator                        Units
2011
2011
variance
Tonnes                          000
75 n/a n/a
Grade                            g/t
3.65 n/a n/a
Gold produced Kg 274 250 10
Cash operating costs R/kg 339 956 n/a n/a
Operating profit R’000 930 n/a n/a

Results for the quarter and the year
ended 30 June 2011
Target 3 had its first quarter of commercial production since Harmony’s acquisition of the asset in February 2010.
Target 3 recorded an operating profit of R930 000, with gold production at 274kg. Although cash operating costs were high at R339 956/kg, it should improve as the operation builds up its production.
Tshepong
June           March            %
Indicator                        Units
2011
2011
variance
Tonnes                          000
327 333 (2)
Grade                            g/t
4.50 5.04 (11)
Gold produced Kg 1 473 1 679 (12)
Cash operating costs R/kg 209 333 170 662 (23)
Operating profit R’000 179 753 236 045 (24)
Tshepong generated an operating profit of R179 million for the quarter.
The 11% decrease in the recovery grade to 4.50g/t quarter on quarter is partially due to waste from the decline being hoisted with the ore.
Cash operating costs were higher at R209 333/kg. Electricity tariff increases, the inclusion of one month of winter tariffs and the increase of material for engineering activities contributed to the higher unit costs.
Hidden Valley
(held in Morobe Mining Joint Venture – 50% of attributable
production reflected)
June
March
%
Indicator                        Units
2011            2011
variance
Tonnes                          000
420 407 3
Grade                            g/t
1.97 1.95 1
Gold produced Kg 826 794 4
Cash operating costs R/kg 238 644 216 981 (10)
Operating profit R’000 59 904 83 202 (28)
Production at Hidden Valley was 4% higher quarter on quarter at 826kg, mainly due the higher mill throughput and increased gold recoveries, which were partly offset by a lower gold feed grade.
Gold recoveries of 90% were sustained during the quarter. Mill throughput was higher, but remains constrained as a result of the overland conveyor belt failure in March 2011. Increased site costs are due to the additional ore haulage costs incurred to mitigate the loss of the overland conveyor. Repairs on the overland conveyor progressed to plan with the conveyor expected to be operating by the end of
September 2011. Higher cash costs at R238 644/kg is partly offset by an increase in silver production and higher silver prices received.
Silver production increased by 31% quarter on quarter, due to higher feed grade and improved recoveries.
OTHER SOUTH AFRICAN OPERATIONS
Bambanani
June
March
%
Indicator                        Units
2011
2011
variance
Tonnes                          000
112 81 38
Grade                            g/t
6.56 6.90 (5)
Gold produced Kg 735 559 31
Cash operating costs R/kg 302 668 333 259 9
Operating profit/(loss) R’000 25 032 (12 961) >100
The short interval control system implemented at Bambanani
addressed ineffectiveness at the operation and resulted in
improvements in tonnes milled and production. An operating profit of
R25 million was generated, due to a 31% increase in gold production to 735kg and a 38% increase in tonnes milled to 112 000 tonnes. Grade requires more attention, with a 5% drop quarter on quarter to 6.56g/t.
Steyn 2
June         March              %
Indicator                     Units
2011
2011
variance
Gold produced Kg 27 14 93
The production at Steyn 2 is much higher than the previous quarter at 27kg, but build-up at this shaft remains below expectations. Major infrastructure challenges have been addressed and most of the major capital for the shaft pillar will be spent in the first and second quarter of FY12.
Evander
June          March             %
Indicator                         Units
2011
2011
variance
Tonnes                          000
132 130 2
Grade                            g/t
5.68 3.72 53
Gold produced kg 750 483 55
Cash operating costs R/kg 205 235 298 153 31
Operating profit R’000 88 615 7 304 >100
Evander performed very well during the quarter, with a substantial increase in recovery grade at 5.68g/t, due to improvements in the face grade. More mining crews were moved into the main payshoot of the decline section, where the grade is higher.
Production at 750kg was higher quarter on quarter, resulting in a 31%
decrease in cash unit costs to R205 235/kg and an operating profit of R89 million.

Joel
June
March
%
Indicator                        Units
2011
2011
variance
Tonnes                          000
121 118 3
Grade                            g/t
3.70 3.77 (2)
Gold produced kg 448 445 1
Cash operating costs R/kg 259 121 238 256 (9)
Operating profit R’000 34 627 30 997 12
Joel had a stable quarter, with gold production at 448kg and a slight drop in grade to 3.70g/t.
Cash operating profit increased by 12% to R35 million, largely due to a higher gold price received. Cash operating costs, however, increased by 9% quarter on quarter to R259 121/kg, due to an increase in electricity tariffs.
Unisel
June
March
%
Indicator                        Units
2011
2011
variance
Tonnes milled 000 106 104 2
Grade                             g/t
3.96 4.49 (12)
Gold produced Kg 420 467 (10)
Cash operating costs R/kg 255 486 227 266 (12)
Operating profit R’000 31 884 38 814 (18)
Increased seismicity in the decline section resulted in production in certain working places being stopped and working crews being moved to the upper section, which has less flexibility. This impacted on the recovery grade, which declined by 12% to 3.96g/t and also resulted in production declining by 10% quarter on quarter to 420kg. Lower production and the increase in electricity tariffs and stores costs resulted in an increase in cash operating costs of 12% to R255 486/kg.
TOTAL SOUTH AFRICAN SURFACE OPERATIONS
June
March
%
Indicator                      Units
2011
2011
variance
Tonnes                        000
2 565 2 538 1
Grade                           g/t                0.34
0.35 (3)
Gold produced
Kg                 867
899 (4)
Cash operating costs    R/kg
268 657 227 335 (18)
Operating profit
000
64 130 69 130 (7)
Tonnes treated at the South African surface sources remained stable quarter on quarter at 2 565 000 tonnes. Production declined by 4% to
867kg due to a decrease in grade at 0.34g/t.
The unit cost increased to R268 657/kg, mainly due to the effect of electricity and water tariff increases during the quarter.
An operating profit of R64 million was generated, due to a higher gold price received.
Kalgold
June
March
%
Indicator                        Units
2011
2011
variance
Tonnes                          000
392 373 5
Grade                            g/t
0.69 0.74 (7)
Gold produced Kg 270 276 (2)
Cash operating costs R/kg 311 819 231 188 (35)
Operating profit R’000 18 247 19 740 (8)
An engineering plan was implemented over the last six months to improve the availability of equipment at the operation. This resulted in a 5% increase in tonnes milled to 392 000 tonnes. Lower grade areas were mined in the open pit during the quarter, resulting in production being 2% lower at 270kg.
Mechanical breakdowns at the plant, together with higher electricity costs resulted in a higher cash operating cost of R311 819/kg, which also impacted the operating profit, reducing it by 8% quarter on quarter to R18 million.
Phoenix (tailings)
June          March             %
Indicator                         Units
2011
2011
variance
Tonnes 000 1 247 1 242 –
Grade                             g/t
0.11 0.12 (8)
Gold produced Kg 137 149 (8)
Cash operating costs R/kg 297 029 259 966 (14)
Operating profit 000 5 169 12 508 (59)
Tonnes milled at Phoenix remained steady at 1 247 000 tonnes.
The decrease in operating profit of R6 million for the quarter is as a result of an 8% decrease in grade. Cash operating costs were 14%
higher quarter on quarter due to an increase in security costs following theft incidents and interruptions at the plant.
Surface dumps
June         March              %
Indicator                        Units
2011
2011
variance
Tonnes                         000
926 923 –
Grade                            g/t
0.50 0.51 (2)
Gold produced Kg 460 474 (3)
Cash operating costs R/kg 234 874 214 833 (9)
Operating profit 000 40 714 36 882 10
Treatment of tonnes at the surface dumps remained fairly flat quarter on quarter at 926 000 tonnes.
An increase in the operating profit to a total of R40 million is attributable to the higher gold price received during the quarter.

Results for the quarter and the year
ended 30 June 2011
Development
Note:     The ore reserve block grades reflect the grades of the blocks in the life-of-mine plans for the various operations. These blocks are to a large degree the blocks above a certain cut-off grade that has been targeted for mining. The development grades are those as sampled in the ongoing on-reef development at the operations and no selectivity has been applied from a grade point of view.
Bambanani
In the southern part of the sub-shaft area of the mine, development grades remain lower than expected. In the shaft pillar the grade remains above 3000cmg/t, which is in line with expectations.
Doornkop
The South Reef development grades are mostly in line with expectations and in line with the reserve grade. No on-reef development was planned for the Kimberly Reef.
Evander 8
Almost all on-reef development is now concentrated on the Kinross payshoot in the decline area of the mine. Although there was a quarter on quarter drop in the development grade due to local variations, the grades in the main raise lines remained in line with expectations.
Joel
Grades in the winzes being developed from 121 to 129 level, in the very prospective north-western portion of the mine, remain good.
Kusasalethu
On-reef development continues to return grades that are in line with the overall ore body grade and as predicted for the areas that are being developed.
Masimong
There was a quarter on quarter improvement in the grade of the B reef development. For most of the quarter the Basal reef development grades remained below expectation. The Basal grade is however starting to improve as the development is moving into better areas.
Phakisa
The development towards the north is showing positive results in line with expectation. These grades were however offset by lower grades from the development towards the south. Most of the development at Phakisa is still taking place in the lower grade central block with its very erratic nature in terms of grade. However, positive grade trends are emerging from the development towards the north, as expected.
Target (narrow reef mining)
Quarter on quarter there was an improvement in development grades of the narrow reef mining section at the Target 1 shaft. At Target 3 there has been a steady improvement in meters developed quarter on quarter.
Tshepong
In general the Basal Reef development grades were lower than expected, while the B reef continued to yield positive results in most of the target areas.
Unisel
At Unisel, the development grade of the Basal reef is in line with expectations, while the Leader reef grade was lower than expected.
No on-reef development was done on the Middle reef for the quarter.
Ore reserve block grades v development grades

Exploration
International (Papua New Guinea)#
Morobe Mining Joint Venture (50% Harmony)
Wafi-Golpu
The pre-feasibility study is advancing well with all major contracts let.
A project director has been appointed and a dedicated project office established. Drilling activities continued this quarter, with five rigs that drilled 6 798 meters targeting infill and extensions for Golpu, drill holes to gain samples for metallurgical testing for Wafi and geotechnical information for the Watut decline path.
The resource continues to grow and the timing of the completion of the study is dependent on the amount of infill drilling that will be required to gather sufficient information.
During the quarter, three holes were drilled in the southern and central part of the prospect to further increase the level of confidence in the geological model. Intercepts were as follows:
• WR390 707m @ 0.53%Cu, 0.49g/t Au from 771m
• WR398 554m @ 0.76%Cu, 0.52g/t Au from 554m
• WR392_W1 643m @ 1.39%Cu, 0.94g/t Au from 1133m including
350m @ 1.98%Cu, 2.17g/t Au from 1226m
Drill hole WR392_W1 intersected over 600m of strongly developed porphyry mineralisation and extended the mineralisation to both the east and the west of the previous interpretation.
A new zone of Wafi-style epithermal mineralisation was intersected between Nambonga and Golpu. The pre-collar of drill hole WR397 intersected 10m @ 9.1g/t Au from 389m and is located 200m north-
east of WR392 (85m @ 3.2g/t Au). This new zone of mineralisation is centred on a zone of quartz-carbonate veining and is open in all directions. It has the potential to develop into a near surface zone of high grade gold mineralisation.
The Wafi-Golpu resource statement (please refer to the Reserves and Resource press release of 20 July 2011 available on our website,
www.harmony.co.za) confirms Harmony’s long-held belief that Golpu is a world-class discovery. On a 100% basis, Golpu alone now hosts a resource of 869Mt at 1.03% copper and 0.69g/t gold, containing
19.3Moz of gold and 9.0 million tonnes (Mt) of copper (62Moz on a gold equivalent1 basis). This represents a significant year-on-year increase, with an additional 368Mt (73% increase), comprising 4.2Mt copper
(88% increase) and 10.5Moz of gold (119% increase) (see Table 1 below).
The deposit has grown to the north and at depth, and the grade has also increased. The resource remains open at depth and to the north, with extension and infill drilling continuing (see Figure 1 below).
Table 1: Golpu (only) 2011 Resource statement in comparison to the
2010 declaration
Grade
Metal
Gold
Cut
off    Tonnage        Au        Cu     Au     Cu
Equiv.
Golpu %
Cu
Mt      (g/)t
(%)
(Moz)
(Mt)
(Moz)
2010            0.3%           501
0.54 0.96 8.8 4.8 32
*2
2011            0.2%           869
0.69 1.03 19.3 9.0 62
*1
Growth 368 0.15 0.07 10.5 4.2 30
% Growth 73% 28%
7%   119%    88%
94%
*
Represents Harmony / Newcrest joint venture (MMJV) 100% portion
1.    Gold equivalent ounces on 30 June 2011 are calculated assuming a US$1150/oz Au,
US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals
2.    Gold equivalent ounces on 30 June 2010 are calculated assuming a US$950/oz Au,
US$2.00/lb Cu and US$14oz Ag with 100% recovery for all metals
Figure 1: Golpu long section showing the
comparison between the new 30 June  2011
Resource outline and the previous 30 June 2010
Resource outline.

Results for the quarter and the year
ended 30 June 2011
The increase in the Golpu resource has increased the Wafi Golpu System resource to over 1 billion tonnes, which is displayed in table 2 below.
Table 2: Wafi-Golpu System Resource Statement, comparing the
30 June 2011 declaration with the 30 June 2010 declaration
Grade
Metal
Gold
Tonnage
Au
Cu
Au
Cu
Equiv.
Golpu                  (Mt)
(g/)t
(%)
(Moz)
(Mt)
(Moz)
2011 1
012         0.82       0.89        26.6        9.0     70
*2
2010
644          0.77      0.75
16        4.8      40
*1
Growth                 368
0.05 0.14 10.6 4.2 30
% Growth 57% 6% 19% 66%
88%    75%
*
Represents Harmony / Newcrest joint venture (MMJV) 100% portion
1.    Gold equivalent ounces on 30 June 2011 are calculated assuming a US$1150/oz Au,
US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals
2.    Gold equivalent ounces on 30 June 2010 are calculated assuming a US$950/oz Au,
US$2.00/lb Cu and US$14oz Ag with 100% recovery for all metals
The Golpu copper-gold deposit is a nested porphyry system that comprises at least three separate mineralised intrusions. Potential for additional mineralised intrusives along strike from Golpu, at
Nambonga, and for additional feeder zones around the margins and at depth below the diatreme, is high, with the area hugely prospective and underexplored (see Figure 2 below).
The Wafi epithermal gold system is also expanding, with new zones of gold mineralisation discovered off the northern margin of the diatreme in areas never previously drill-tested.
Figure 2: The Wafi-Golpu System
comprises the Golpu, Wafi and
Nambonga Resources and
significant growth potential

The Wafi-Golpu resource has world class credentials, compared with other similar projects. See the graph below (Figure 3). Wafi-Golpu is of substantial size, with the resource having the highest copper and gold grade amongst its peers.
Figure 3. Wafi-Golpu Gold Equivalent
1
comparison – source: Bank of America Merrill Lynch
Figure 4: Regional setting of the Wafi-Golpu deposit showing
Wafi-Transfer and main target areas
1.    Gold equivalent ounces on 30 June 2011 are calculated assuming a US$1150/oz Au,
US$2.50/lb Cu and US$13.50/oz Ag with 100% recovery for all metals
Wafi structural corridor
Outside of the Wafi-Golpu project area, several first class gold and copper-gold targets are being developed along strike on the Wafi-
Transfer structure (see Figure 4). Main focus for the quarter included:
•    Bavaga, where results to date have outlined a +1g/t stream sediment anomaly with a footprint of 2 by 1 kilometers and;
•    Zimake, a circular magnetic anomaly approximately 5km by 6km with associated pan concentrate samples assaying up to 7.9ppm Au.
Both target areas are prospective for Wafi-style epithermal high sulphidation gold and associated Golpu porphyry copper-gold
mineralisation. Reconnaissance work is continuing.

Results for the quarter and the year
ended 30 June 2011
Hidden Valley district exploration
Excellent first pass results have been returned from the Mungowe prospect, located approximately 7km northwest of Hidden Valley.
Mapping and rock chip sampling has outlined a high-grade zone of outcropping mineralisation with results including: 1m @ 87 g/t Au,
82.9 g/t Ag and 4m @ 31 g/t Au, 121 g/t Ag.
High grades are localised at the intersection of several fault zones, but this sits within a broader envelope of carbonate-base metal mineralisation and alteration covering an area of approximately
3km x 1.5km. The footprint of the anomaly together with its structural-
geological setting similar to that at Hidden Valley, is very encouraging.
Prospect development work including compilation of results from the
Kulang-Kerimenge trend continues.
Figure 5: HV satellite deposit target locations
PNG Exploration (Harmony 100%)
Outside of the Morobe Mining Joint Venture (MMJV), exploration work on the PNG tenement portfolio focused on the Mount Hagen Project, with drilling commencing at the Kurunga Prospect.
Mount Hagen project (EL1611 & EL1596)
First-pass drilling at the Kurunga Prospect is underway to test three discrete copper anomalies in close proximity, each roughly 500-
700m diameter. The anomalies exhibit typical porphyry style metal zonation, with a central Copper-Molybolenum (Cu-Mo) core (with patchy coincident gold (Au) surrounded by elevated Zink-Lead (Zn-Pb)
geochemistry. In addition, anomalies rank among the highest order geochemical targets in the entire mobile belt.
Initial assay results received to date have been encouraging. The top 132m of KUDD008 averages 170 ppm Molybolenum (Mo) and is accompanied by sporadic vein intervals of +0.1 % Cu. The assays also include an interval of high grade Mo mineralisation:
• KUDD009; 33m @ 343 ppm Mo from 4m.
Golpu resource grade averages 95 ppm Mo for comparison. Results indicate that the Kurunga system is metal bearing and confirms the prospectivity of the soil anomaly. The remainder of assays for the program are pending.

Figure 6: Greyscale magnetic image (analytic signal) over the Mt Hagen project area with colour overlay showing copper geochemical anomalies.
The red areas represent high order copper anomalies ranging between 250 parts per million (ppm) to 0.14% copper.
Ridge and spur soil sampling and reconnaissance mapping have produced a 1 300m x 600m, coincident Cu-Au-Mo anomaly to the southwest of Kurunga at Penamb (refer figure 5 above). Preliminary field observations combined with historic mid-1980’s Esso reports indicate the presence of a fertile Cu-Au porphyry system with significant phyllic and propyllitic alteration zones within the main Penamb creek and along several ridges. Drill testing is planned for quarter 1 of FY12.
Amanab project (EL1708)
No fieldwork was undertaken during the quarter. Reconnaissance mapping and sampling is scheduled for the next quarter.
# Note: The technical information was compiled by Greg Job, Harmony’s Executive Growth and Resource Development for South-East Asia, who has the overall responsibility and accountability for the Golpu project, in terms of the South African Code for the
Reporting of Exploration Results, Mineral Resources and Ore Reserves (SAMREC)
2007. Mr Job has 21 years’ experience in mine and resource geology and is a member of the Australian Institute of Mining and Metallurgy. He is a full time employee of
Harmony and qualifies as Competent Person as defined in the SAMREC Code and the Australian Code for Reporting Exploration Results, Mineral Resources and Ore
Reserves (JORC). Mr Job has consented to the inclusion of the exploration details based on the information in the form and context in which it appears.
South Africa
Uranium Project Tshepong, Phakisa, Masimong Project (TPM)
TPM evaluates the potential for the economic recovery of uranium from the ore mined at the Tshepong, Phakisa and Masimong operations in the Free State. The processing of the uranium enhances the gold recovery resulting in increased gold production from these operations.
When the uranium is treated as a by-product, and therefore a credit to costs, operating costs of the contributing shafts will be reduced.
During the March 2011 quarter the feasibility study was completed.
Higher operating and capital cost assumptions were used. This resulted in lower net present values than expected. A value engineering process is currently underway to further assess the net present value of the project.

Results for the quarter and the year
ended 30 June 2011
17
Operating results
(Rand/Metric) (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
South
South
Quarter
Kusasa-
Under-
Total
Africa
Africa
Hidden
Harmony
Ended
Bambanani  Doornkop
Evander
Joel
lethu Masimong
Phakisa
Steyn 2
Target 1
Target 3 Tshepong
Unisel
ground
Kalgold Phoenix Dumps     Surface
Other
Total Valley
Total
Ore milled
– t’000
Jun-11
112
234
132
121
305
190
106
–
168
75
327
106
1 876
392
1 247
926
2 565
–
4 441
420
4 861
Mar-11 81 173 130 118 297 216 88 – 161 – 333 104 1 701 373 1 242 923 2 538 – 4 239 407 4 646
Gold produced
– kg
Jun-11
735
757
750
448
1 586
827
472
27
690
274
1 473
420
8 459
270
137
460
867
–
9 326
826
10 152
Mar-11 559 571 483 445 1 464 1 039 408 14 785 250 1 679 467 8 164 276 149 474 899 – 9 063 794 9 857
Gold produced
– oz
Jun-11
23 631
24 338
24 113
14 404
50 991
26 589
15 175
868
22 184
8 809
47 358
13 503
271 963
8 681
4 405 14 789
27 875
–
299 838
26 556
326 394
Mar-11 17 972 18 358 15 529 14 307 47 069 33 405 13 117 450 25 238 8 038 53 981 15 014 262 478 8 874 4 790 15 239 28 903 – 291 381 25 528 316 909
Yield
– g/tonne
Jun-11
6.56
3.24
5.68
3.70
5.20
4.35
4.45
–
4.11
3.65
4.50
3.96
4.49
0.69
0.11
0.50
0.34
–
2.09
1.97
2.08
Mar-11 6.90 3.30 3.72 3.77 4.93 4.81 4.64 – 4.88 – 5.04 4.49 4.64 0.74 0.12 0.51 0.35 – 2.08 1.95 2.06
Cash operating costs
– R/kg
Jun-11
302 668
239 316
205 235
259 121
219 880
214 694   284 475
–
269 323 339 956
209 333
255 486
240 610  311 819   297 029  234 874
268 657
–
243 225   238 644
242 851
Mar-11 333 259 229 447 298 153 238 256 200 579 175 496 286 765 – 203 459 – 170 662 227 266
216 799   231 188  259 966  214 833
227 335 –
217 876   216 981
217 802
Cash operating costs
– $/oz
Jun-11
1 389
1 099
942
1 190
1 009
986
1 306
–
1 236
1 561
961
1 173
1 105
1 431
1 363
1 078
1 233
–
1 117
1 096
1 115
Mar-11 1 484 1 022 1 327 1 061 893 781 1 277 – 906 – 760 1 012 965 1 029 1 157 957 1 012 – 970 966 970
Cash operating costs
– R/tonne
Jun-11
1 986
774
1 166
959
1 143
934
1 267
–
1 106
1 242
943
1 012
1 081
215
33
117
91
–
509
469
506
Mar-11 2 300 757 1 108 899 989 844 1 330 – 992 – 860 1 021 1 007 171 31 110 81 – 452 423 450
Gold sold
– Kg
Jun-11
758
762
727
480
1 583
854
487
27
756
300
1 520
434
8 688
354
137
460
951
–
9 639
773
10 412
Mar-11 541 543 523 405 1 545 1 005 394 14 707 250 1 624 452 8 003 263 147 470 880 – 8 883 833 9 716
Gold sold
– oz
Jun-11
24 370
24 499
23 374
15 432
50 895
27 457
15 657
868
24 306
9 645
48 869
13 953
279 325
11 381
4 405 14 789
30 575
–
309 900
24 852
334 752
Mar-11 17 394 17 458 16 815 13 021 49 673 32 311 12 667 450 22 731 8 038 52 213 14 532 257 303 8 456 4 726 15 111 28 293 – 285 596 26 782 312 378
Revenue
(R’000)
Jun-11
249 573
251 188
239 907
158 441
521 415
281 110   160 566
–
248 583
98 673
499 685
142 338
2 851 479 116 059
45 336 151 481
312 876
–    3 164 355    257 876
3 422 231
Mar-11 169 264 169 602 162 346 126 329 480 596 314 222 123 501 – 221 194 – 507 523 141 255 2 415 832 81 888 45 861 147 391 275 140
–    2 690 972    258 327
2 949 299
Cash operating
(R’000)
Jun-11
222 461
181 162
153 926
116 086
348 730
177 552   134 272
–
185 833
93 148
308 348
107 304
2 028 822
84 191
40 693 108 042
232 926
–    2 261 748    197 120
2 458 868
costs                                             Mar-11
186 292 131 014 144 008 106 024 293 648 182 340 117 000 – 159 715 – 286 542 106 133 1 712 716 63 808 38 735 101 831 204 374
–     1 917 090   172 283
2 089 373
Inventory
(R’000)
Jun-11
2 080
1 776
(2 634)
7 728
(3 669)
7 782
1 984
–
11 581
4 595
11 584
3 150
45 957
13 621
(526)
2 725
15 820
–
61 777
852
62 629
movement
Mar-11 (4 067) (7 726) 11 034 (10 692) 39 966 (8 688) (3 173) – 2 472 – (15 064) (3 692) 370 (1 660) (5 382) 8 678 1 636 – 2 006 2 842 4 848
Operating costs
(R’000)
Jun-11
224 541
182 938
151 292
123 814
345 061
185 334   136 256
–
197 414
97 743
319 932
110 454
2 074 779
97 812
40 167 110 767
248 746
–   2 323 525     197 972
2 521 497
Mar-11 182 225 123 288 155 042 95 332 333 614 173 652 113 827 – 162 187 – 271 478 102 441 1 713 086 62 148 33 353 110 509 206 010
–    1 919 096    175 125
2 094 221
Operating profit
(R’000)
Jun-11
25 032
68 250
88 615
34 627
176 354
95 776
24 310
–
51 169
930
179 753
31 884
776 700
18 247
5 169 40 714
64 130
–
840 830
59 904
900 734
Mar-11 (12 961) 46 314 7 304 30 997 146 982 140 570 9 674 – 59 007 – 236 045 38 814 702 746 19 740 12 508 36 882 69 130 – 771 876 83 202 855 078
Operating profit
($’000)
Jun-11
3 694
10 074
13 080
5 110
26 029
14 135
3 588
–
7 552
137
26 530
4 706
114 635
2 693
763
6 009
9 465
–
124 100
8 842
132 942
Mar-11 (1 856) 6 629 1 047 4 436 21 040 20 122 1 385 – 8 446 – 33 788 5 556 100 593 2 826 1 791 5 279 9 896 – 110 489 11 911 122 400
Capital expenditure
(R’000)
Jun-11
52 308
70 860
50 484
18 350
105 246
48 441
93 305
37 490
76 220
14 189
72 124
16 440
655 457
5 765
5 526 22 655
33 946
21 311
710 714
76 972
787 686
Mar-11 37 321 67 049 29 981 14 733 85 915 40 588 81 737 37 009 74 469 22 026 67 259 14 225 572 312 1 246 5 844 12 353 19 443 7 112 598 867 67 982 666 849
Capital expenditure
($’000)
Jun-11
7 720
10 458
7 451
2 708
15 534
7 150
13 771
5 533
11 250
2 094
10 645
2 426
96 740
851
816
3 344
5 011
3 145
104 896
11 361
116 257
Mar-11 5 342 9 598 4 292 2 109 12 298 5 810 11 700 5 298 10 660 3 153 9 628 2 036 81 924 178 837 1 768 2 783 1 018 85 725 9 731 95 456

Results for the quarter and the year
ended 30 June 2011
CONDENSED CONSOLIDATED INCOME STATEMENTS (Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                2011                   2010                 2011                  2010
(Unaudited)       (Unaudited)          (Unaudited)

(Audited)
Note             R million           R million             R million            R million             R million
Continuing operations
Revenue
3 422 2 949 3 045 12 445 11 284
Cost of sales 2 (3 491) (2 623) (2 649) (11 615) (10 484)
Production costs (2 508) (2 064) (2 075) (9 074) (8 325)
Royalty expense
(13)                   (30)                   (28)                   (96)                   (33)
Amortisation and depreciation (477) (431) (383) (1 776) (1 375)
Impairment of assets (264) – (30) (264) (331)
Employment termination and
restructuring
costs
–                    (26)                   (82)                  (158)                 (205)
Other items
(229)                   (72)                   (51)                   (247)                 (215)
Gross (loss)/profi
t
(69)                   326                   396                     830                   800
Corporate, administration and
other
expenditure
(71)                    (93)                 (124)                  (354)                 (382)
Social investment expenditure
(18)                   (27)                   (28)                    (84)                  (81)
Exploration expenditure
3                   (102)                   (77)                   (60)                   (353)                (219)
Profit on sale of property,
plant and equipment
5 8 101 29 104
Other income/(expenses) – net 33 (8) 40 (24) (58)
Operating (loss)/profit
(222)                    129                   325                     44                   164
(Loss)/profit from associates – (24) (7) (51) 56
Reversal of impairment/(impairment) of
investment in associate
6 18 (160) – (142) –
Loss on sale of investment in subsidiary – – – – (24)
Net gain on financial instruments 4 22 3 11 414 38
Investment income
24                      64                     25                  140                     187
Finance cost
(89)
(71)
(94)
(288)
(246)
(Loss)/profit before taxation
(247)
(59)
260
117
175
Taxation
205                   297                 (227)                   480                  (335)
Normal taxation
10                   (12)                    (20)                  (12)                   (84)
Deferred taxation
5
195                    309                  (207)
492                  (251)
Net (loss)/pro t from
continuing
operations
(42)                   238                     33                   597                 (160)
Discontinued operations
(Loss)/pro t from discontinued operations
6
–                        –
(20)
20                   (32)
Net (loss)/profit
(42)                    238                     13                   617                (192)
Attributable to:
Owners of the parent
(42) 238 13 617 (192)
Non-controlling interest
–                       –                      –                      –                        –
(Loss)/earnings per ordinary share (cents) 7
– (Loss)/earnings from continuing operations (10) 55 8 139 (38)
– (Loss)/earnings from discontinued operations
–                      –                      (5)
5                      (8)
Total (loss)/earnings per ordinary
share
(cents)
(10)                    55                       3                   144                    (46)
Diluted (loss)/earnings per ordinary
share (cents)
7
– (Loss)/earnings from continuing operations
(10)
55                        8
139 (38)
– (Loss)/earnings from discontinued operations – – (5) 5 (8)
Total diluted (loss)/earnings per
ordinary
share
(cents)
(10)                   55                        3                   144                    (46)
The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                   2011                2010                  2011                   2010
(Unaudited)         (Unaudited)        (Unaudited)

(Audited)
R million             R million            R million           R million              R million
Net (loss)/pro t for the period
(42)
238
13
617
(192)
Other comprehensive income/(loss) for the period,
net of income tax
418                      6
(166)
368                  (131)
Foreign exchange translation
473                     22
(161)
470                   (127)
Fair value movement of available-for-sale investments
(55)
(16)
(5)
(102)
(4)
Total comprehensive income/(loss) for the period
376
244
(153)
985
(323)
Attributable to:
Owners of the parent
376                   244                   (153)
985                   (323)
Non-controlling interest
–                       –                       –                      –                        –
The accompanying notes are an integral part of these condensed consolidated financial statements.

Results for the quarter and the year
ended 30 June 2011
CONDENSED CONSOLIDATED BALANCE SHEETS (Rand)
At                     At                      At
30 June
31 March
30 June
2011                  2011                  2010
(Unaudited)
(Audited)
Note            R million            R million             R million
ASSETS
Non-current assets
Property, plant and equipment 8 31 221 30 557 29 556
Intangible assets 8 2 170 2 188 2 210
Restricted cash
31                      27                   146
Restricted investments 1 883 1 866 1 742
Investments in nancial assets 185 236 12
Investments in associates – – 385
Inventories
9                    172                   227                   214
Trade and other receivables 23 69 75
35 685               35 170               34 340
Current assets
Inventories
9                   837                    954                   987
Trade and other receivables 1 073 1 111 932
Income and mining taxes 139 119 74
Cash and cash equivalents 693 656 770
2 742                 2 840                2 763
Assets of disposal groups classi ed as held for sale 6 268 174 245
3 010                 3 014                3 008
Total assets
38 695               38 184               37 348
EQUITY AND LIABILITIES
Share capital and reserves
Share capital
28 305               28
290               28 261
Other reserves
762                    299                    258
Retained earnings 1 093 1 135 690
30 160                29 724               29 209
Non-current liabilities
Deferred tax liability 3 067 3 313 3 534
Provision for environmental rehabilitation 10 1 971 1 785 1 692
Retirement bene t obligation and other provisions 174 179 169
Borrowings
11                 1 229                 1 487                  981
6 441                 6 764                 6 376
Current liabilities
Borrowings
11
330                    336                  209
Income and mining taxes
2                      17                     9
Trade and other payables
12
1 746 1 343 1 410
2 078 1 696 1 628
Liabilities of disposal groups classi ed as held for sale
6
16                        –
135
2 094 1 696 1 763
Total equity and liabilities
38 695
38 184
37 348
The accompanying notes are an integral part of these condensed consolidated nancial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Rand)
for the year ended 30 June 2011
Share
Other
Retained
capital            reserves             earnings
Total
R million
R million
R million
R million
Balance – 30 June 2010
28 261 258 690 29 209
Issue of shares
44                       –                      –
44
Share-based payments
–                   136                      –                     136
Total comprehensive income for the year
–                   368                   617                     985
Dividends paid
–                      –
(214)
(214)
Balance as at 30 June 2011
28 305
762
1 093
30 160
Balance – 30 June 2009
28 091 339 1 095 29 525
Issue of shares
175                       –                       –
175
Share-based payments
(5)
148                        –
143
Repurchase of equity interest
–                   (98)
–                   (98)
Total comprehensive loss for the year
–                 (131)
(192)
(323)
Dividends paid
–                      –
(213)
(213)
Balance as at 30 June 2010
28 261
258
690
29 209
The statement of changes in equity for the year ended 30 June 2010 has been audited.
The accompanying notes are an integral part of these condensed consolidated nancial statements.

Results for the quarter and the year
ended 30 June 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (Rand)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                   2011                2010                    2011                 2010
(Unaudited)         (Unaudited)        (Unaudited)

(Audited)
Note           R million             R million            R million             R million            R
million
Cash ow from operating activities
Cash generated by operations 1 052 213 877 2 418 1 611
Interest and dividends received 24 64 32 140 187
Interest paid
(35)                  (34)                    (38)                 (134)                   (90)
Income and mining taxes (paid)/refund (19) 8 (55) (45) (125)
Cash generated by operating activities 1 022 251 816 2 379 1 583
Cash ow from investing activities
(Increase)/decrease in restricted cash (4) – – 116 15
Proceeds on disposal of investment in subsidiary – – – 229 24
Proceeds on disposal of available-for-sale
financial
assets
–                        –                      8                      1
50
Prepayment for Evander 6 and Twistdraai
transaction
12
100                       –                        –
100                       –
Other investing activities
(10)                     16                    (11)                    10                   (12)
Net additions to property, plant and equipment (829) (687) (708) (3 110) (3 493)
Cash utilised by investing activities (743) (671) (711) (2 654) (3 416)
Cash ow from nancing activities
Borrowings raised
150                    250                   300                   925
1 236
Borrowings repaid
(415)                   (17)                 (106)                (546)                 (391)
Ordinary shares issued – net of expenses 15 13 7 44 18
Dividends paid
–                       –                      –
(214) (213)
Cash (utilised)/generated by financing activities (250) 246 201 209 650
Foreign currency translation adjustments
8
(7)
(17)
(11)
3
Net increase/(decrease) in cash and cash
equivalents
37                 (181)                    289                    (77)
(1 180)
Cash and cash equivalents – beginning of period 656 837 481 770 1 950
Cash and cash equivalents – end of period
693
656
770
693
770
The accompanying notes are an integral part of these condensed consolidated nancial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE FOURTH
QUARTER AND YEAR ENDED 30 JUNE 2011
1.    Accounting policies
Basis of accounting
The condensed consolidated nancial statements for the year ended 30 June 2011 have been prepared in accordance with IAS 34, Interim
Financial Reporting, JSE Listing Requirements and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual nancial statements for the year ended 30 June 2010, which have been prepared in accordance with International
Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual nancial statements, except for the adoption of applicable revised and/or new standards issued by the
International Accounting Standards Board.
2.
Cost of sales
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                  2011                 2010                  2011                  2010
(Unaudited)        (Unaudited)        (Unaudited)
(Audited)
R million
R million
R million
R million
R million
Production costs 2 508 2 064 2 075 9 074 8 325
Royalty expense
13                     30                     28                     96                     33
Amortisation and depreciation 477 431 383 1 776 1 375
Impairment of assets
(1)
264                      –                     30                    264                    331
Rehabilitation expenditure
(2)
61                      4                     14                     74                      29
Care and maintenance cost of restructured shafts 37 35 15 124 57
Employment termination and restructuring costs – 26 82 158 205
Share based payments 45 28 41 136 148
Other
(3)
86                      5                   (19)                   (87)                    (19)
Total cost of sales
3 491
2 623
2 649
11 615
10 484
(1)    During the June 2011 quarter, an impairment of R264 million relating to President Steyn 1 and 2 shafts and St Helena was recorded. The impairments for the year ended
30 June 2010 relates mainly to the Virginia and Evander operations, which was recorded as a result of shaft closures.
(2)    The expense for the June 2011 quarter results from the annual re-estimation of the rehabilitation obligation.
(3)    Included in Other for the June 2011 quarter is R41 million for the write down of the Steyn plant demolishment project.
3.    Exploration expenditure
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                 2011                  2010                   2011                2010
(Unaudited)        (Unaudited)        (Unaudited)
(Audited)
R million
R million
R million
R million
R million
Total exploration expenditure
111                      87                   60                     398                   219
Less: expenditure capitalised
(1)
(9)
(10)                     –
(45)                      –
Exploration expenditure per income statement
102
77
60
353
219
(1) Relates to Brownfields exploration at Hidden Valley
4.
Net gain on financial instruments
During the September 2010 quarter, a gain of R273 million was recognised on the Freegold option. This was following Harmony Gold Mining
Company Limited (Harmony) entering into two transactions with Witwatersrand Consolidated Gold Resources Limited (Wits Gold), whereby
Wits Gold obtains a prospecting right over Harmony’s Merriespruit South area and the option held by ARMgold/Harmony Freegold Joint
Venture Company (Proprietary) Limited (Freegold), a wholly owned subsidiary of Harmony, is cancelled.
The remainder of the total relates primarily to the increase in the fair value of the Nedbank Equity Linked Deposits held by the Environmental Trusts.

Results for the quarter and the year
ended 30 June 2011
5.     Deferred taxation
The deferred taxation credit of R195 million includes credits of R119 million related to the annual re-assessment of the deferred tax rates.
The deferred taxation credit of R309 million in the March 2011 quarter includes a deferred tax credit of R333 million relating to Freegold.
South  African Revenue Service (SARS) previously disallowed Freegold’s “post 1973 gold mine” additional capital allowance claim, and also disallowed Freegold’s application of mining ringfencing. The disputed matters were set down to be heard in the Income Tax Court of
Johannesburg on 14 March 2011, but SARS withdrew the additional capital allowance claim on 10 March 2011, conceding that the Freegold operations are entitled to claim this capital allowance. The inclusion of the capital allowance caused an increase in the deferred tax asset on the balance sheet and the resulting credit in the income statement. For additional disclosure on the mining ringfencing application refer to note 13.
6.
Disposal groups classified as held for sale and discontinued operations
Mount Magnet
The conditions precedent for the sale of Mount Magnet were ful lled and the transaction became effective on 20 July 2010. A total purchase consideration of R238 million was received from Ramelius Resources Limited in exchange for 100% of the issued shares of Mount Magnet.
The group recognised a total pro t of R104 million net of tax, before the realisation of accumulated foreign exchange losses of R84 million from other comprehensive income to the consolidated income statement. The income statement and earnings per share amounts for all comparative periods have been re-presented to disclose the operation as a discontinued operation.
Investment in associate
The investment in Rand Uranium has been classi ed as held for sale following the decision by the shareholders to sell the business. In terms of the binding offer accepted by the shareholders on 21 April 2011, the capital portion of the subordinated shareholder’s loan of R61 million due to the group will be repaid out of the sale proceeds. Where the carrying value of the investment exceeds the expected proceeds, an impairment is recognised in the income statement. An impairment of R142 million has been recognised for the 2011 year.
Evander 6 and Twistdraai
On 10 September 2010, Harmony concluded a sale of assets agreement with Taung Gold Limited (Taung), in which Taung acquired the Evander
6 Shaft, the related infrastructure and surface rights permits as well as a mining right over the Evander 6 and Twistdraai areas. The total purchase consideration is R225 million, which will be settled in cash when all remaining conditions precedent to the transaction have been ful lled. In terms of an amended agreement Taung paid an amount of R100 million in April 2011. Refer to note 12 for additional disclosure.
7.
(Loss)/earnings and net asset value per share
(Loss)/earnings per share is calculated on the weighted average number of shares in issue for the quarter ended 30 June 2011: 430.0 million
(31 March 2011: 429.5 million, 30 June 2010: 427.6 million), and the year ended 30 June 2011: 429.3 million (30 June 2010: 426.4 million).
The diluted (loss)/earnings per share is calculated on weighted average number of diluted shares in issue for the quarter ended
30  June  2011:  431.4 million (31 March 2011: 430.7 million, 30 June 2010: 429.1 million), and the year ended 30 June 2011: 430.4 million
(30 June 2010: 427.8 million).

Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                2011                  2010                2011              2010
(Unaudited)
(Unaudited)
(Unaudited)

(Audited)
Total (loss)/earnings per
share (cents):
Basic (loss)/earnings
(10)
55                       3
144 (46)
Diluted (loss)/earnings
(10)
55                       3
144 (46)
Headline earnings/(loss)
30                   91                    (10)
223                  (7)
– from continuing operations 30 91 (6) 223 1
– from discontinued operations – – (4) – (8)
Diluted headline earnings/(loss) 30 91 (10) 222 (7)
– from continuing operations 30 91 (6) 222 1
– from discontinued operations – – (4) – (8)
R million
R million
R million
R million
R million
Reconciliation of headline earnings/(loss):
Continuing operations
Net (loss)/profit (42) 238 33 597 (160)
Adjusted for (net of tax):
Profit on sale of property, plant and equipment (5) (8) (101) (30) (104)
Taxation effect of profit on sale of property, plant
and
equipment
1                     2                      21                     8
22
Net gain on financial instruments (6) (3) (4) (7) (7)
Taxation effect of net gain on financial instruments 2 1 1 2 2
(Reversal of impairment)/impairment of investment
in associate*
(18) 160 – 142 –
Foreign exchange loss/(gain) reclassified from other
comprehensive income*
– – – 47 (22)
Loss on sale of investment in subsidiary – – – – 24
Taxation effect of loss on sale of investment in subsidiary – – – – (7)
Impairment of assets 264 – 30 264 331
Taxation effect of impairment of assets (66) – (4) (66) (75)
Headline earnings/(loss)                                                            130
390 (24) 957 4
Discontinued operations
Net (loss)/profit – – (20) 20 (32)
Adjusted for (net of tax):
Profit on sale of investment in subsidiary
– – – (138) (1)
Taxation effect of profit on sale of investment in subsidiary – – – 34 –
Foreign exchange loss reclassified from other
comprehensive income*
– – – 84 –
Headline loss
–
–
(20)
–
(33)
Total headline earnings/(loss)
130
390
(44)
957
(29)
*There is no taxation effect on these items.
Net asset value per share (cents)
At
At
At
30 June
31 March
30 June
2011
2011
2010
Number of shares in issue 430 084 628 429 807 371 428 654 779
Net asset value per share (cents) 7 013 6 916 6 814
8.
Property, plant and equipment and intangible assets
An impairment of R264 million has been recognised at 30 June 2011 for the President Steyn 1 and 2 shafts and St Helena. R9 million of the impairment relates to goodwill, which is included in intangible assets.
9.     Inventories
A write down of R41 million was recorded for the Steyn plant demolishment project as well as R21 million for the net realisable value adjustment for other gold in lock-up. In addition, a write down of R30 million was recorded for certain stockpiles.

Results for the quarter and the year
ended 30 June 2011
10.    Provision for environmental rehabilitation
An adjustment of R157 million was made to the liability following the annual re-estimation of the rehabilitation obligation.
11.    Borrowings
30 June
31 March
30 June
2011                2011               2010
(Unaudited)         (Audited)
R million
R million
R million
Total long-term borrowings 1 229 1 487 981
Total current portion of borrowings 330 336 209
Total borrowings
(1) (2)
1 559
1 823
1 190
(1) In December 2009, the Company entered into a loan facility with Nedbank Limited, comprising of a Term Facility of R900 million and a Revolving Credit Facility of
R600 million. Interest accrues on a day to day basis over the term of the loan at a variable interest rate, which is fixed for a three month period, equal to JIBAR plus 3.5%.
Interest is repayable quarterly. The Term Facility is repayable bi-annually in equal instalments of R90 million over five years. The first instalment was paid on 30 June 2010.
In December 2010, the Company entered into an additional loan facility with Nedbank Limited, comprising of a Term Facility of R500 million and a Revolving Credit Facility of R250 million. Interest terms are identical to the original facility. The Term Facility is repayable bi-annually in equal instalments of R62.5 million over four years. The first instalment was paid on 30 June 2011. The terms of the original Revolving Credit Facility were amended to coincide with the repayment terms of the new Revolving Credit
Facility, being payable after three years from December 2010.
At 30 June 2011, R400 million (31 March 2011: R300 million, 30 June 2010: R300 million) of these facilities had not been drawn down.
(2) Included in the borrowings is R51 million (31 March 2011: R58 million; June 2010: R91 million) owed to Westpac Bank Limited in terms of a finance lease agreement. The future minimum lease payments are as follows:
30 June
31 March
30 June
2011                          2011                       2010
(Unaudited)               (Audited)
R million
R million
R million
Due within one year
29                               29                            33
Due between one and five years
22                              30                             60
51                              59                             93
Future nance charges
(1)
(1)
(2)
Total future minimum lease payments
50                               58                             91
12.   Trade and other payables

Included in the balance at 30 June 2011 is an amount of R100 million paid by Taung to Harmony in terms of the amended agreement for the purchase of the Evander 6 shaft and Twistdraai areas. In terms of the amended agreement, the amount is repayable to Taung should the outstanding conditions for the transactions not be ful lled.
13.   Commitments and contingencies
30 June
31 March
30 June
2011                      2011                       2010
(Unaudited)           (Audited)
R million
R million
R million
Capital expenditure commitments:
Contracts for capital expenditure
194                 191                 335
Authorised by the directors but not contracted for
1 504 2 175 1 006
1 698
2 366
1 341
This expenditure will be nanced from existing resources and borrowings where necessary.
Contingent liability
For a detailed disclosure on contingent liabilities refer to Harmony’s annual report for the nancial year ended 30 June 2010, available on the group’s website at www.harmony.co.za. In addition the following contingencies have been added or amended:
(a)    During March 2011, the Constitutional Court handed down judgement in the case of Mr Thembekile Mankayi v AngloGold Ashanti Limited
(AGA) regarding litigation in terms of the Occupational Diseases in Mines and Works Act (ODIMWA). The judgement allows Mr Mankayi’s executor to proceed with the case in the High Court of South Africa. Harmony was named as a second defendant in the original case.
Should anyone bring similar claims against Harmony in future, those claimants would need to provide evidence proving that silicosis was contracted while in the employment of the Company and that it was contracted due to negligence on the Company’s part. The link between the cause (negligence by the Company while in its employ) and the effect (the silicosis) will be an essential part of any case.
It is therefore uncertain as to whether the Company will incur any costs related to silicosis claims in the future and due to the limited information available on any potential claims and the uncertainty of the outcome of these claims, no estimation can be made for the possible obligation.
(b)    The Court’s decision on Freegold’s appeal regarding the South African Revenue Service’s (SARS) application of mining tax ring-fencing was received on 1 August 2011 and the Court found in favour of SARS. The case was concluded in March 2011, but judgement was reserved at that time. The Company has decided to appeal the nding by the Court. Any additional income taxes payable are expected to be offset by additional deferred tax credits due to the impact this application will have on unredeemed capital.

(c)   On 18 April 2008, Harmony Gold Mining Company Limited was made aware that it had been named or might be named as a defendant in a lawsuit led in the U.S. District Court in the Southern District of New York on behalf of certain purchasers and sellers of Harmony’s
American Depository Receipts (ADRs) and options with regard to certain of its business practices. Harmony has retained legal counsel.
During January 2009, the plaintiff led an Amended Complaint with the United States District Court (Court). Subsequently, the Company
led a Motion to Dismiss all claims asserted in the Class Action Case. On 19 March 2010, the Court denied the Company’s application for dismissal and subsequently the Company led a Motion for Reconsideration in which it requested the Court to reconsider its judgement.
This matter was heard on 27 April 2010 and the Company’s request for reconsideration of judgement was denied.
The Company has subsequent to 30 June 2011 reached a mutually acceptable settlement with the lead plaintiff. The settlement requires nal approval from the Court and no assurance can be given that the settlement will ultimately be approved.
14.   Subsequent events
(a)   Refer to note 13(b) for details on the post balance sheet date event relating to the Freegold court case.
(b)   On 11 August 2011, the group entered into a US$300 million Revolving Credit Facility. The facility has a term of four years and attracts interest at LIBOR plus 260 basis points. This arrangement is subject to certain conditions precedent being satis ed. The facility was jointly arranged by Nedbank Limited and Firstrand Bank Limited (acting through its Rand Merchant Bank division).
(c)   On 12 August 2011 the board approved a payment of dividend of 60 SA cents per share for the year ended 30 June 2011.
15.   Segment report
The segment report follows on page 28 and 29.
16.   Reconciliation of segment information to consolidated income statements and balance sheets
30 June
30 June
2011                       2010
(Audited)
R million
R million
The “Reconciliation of segment information to consolidated income statement and balance sheet” line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the income statement, balance sheet and segment report:
Revenue from:
Discontinued operations
–                           –
Production costs from:
Discontinued operations
–                           –
Reconciliation of production profit to gross profit:
Total segment revenue 12 445 11 284
Total segment production costs and royalty expense (9 170) (8 358)
Production profit as per segment report 3 275 2 926
Less: discontinued operations
–                           –
3 275 2 926
Cost of sales items other than production costs and royalty expense (2 445) (2 126)
Amortisation and depreciation (1 776) (1 375)
Impairment of assets
(264)                     (331)
Employment termination and restructuring costs (158) (205)
Share-based payments
(136)                     (148)
Rehabilitation costs
(74)                       (29)
Care and maintenance costs of restructured shafts (124) (57)
Other
87                          19
Gross profit as per income statements *
830
800
Reconciliation of total segment mining assets to consolidated property, plant and equipment:
Property, plant and equipment not allocated to a segment:
Mining assets
871                        786
Undeveloped property 5 139 5 139
Other non-mining assets
70                          72
Less: Non-current assets classified as held for sale
– (226)
6 080
5 771
* The reconciliation was done up to the rst recognisable line item on the income statement. The reconciliation will follow the income statement after that.
17.   Audit review
The condensed consolidated nancial statements for the year ended 30 June 2011 on pages 18 to 29 have been reviewed in accordance with the International Standards on Review Engagements 2410 – “Review of interim nancial information performed by the independent Auditors of the entity” by PricewaterhouseCoopers Inc. Their unquali ed review opinion is available for inspection at the company’s registered of ce.

Results for the quarter and the year
ended 30 June 2011
SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2011 (Rand/Metric)

Production
Production
Mining
Capital
Kilograms
Tonnes
  Revenue
cost
(1)
profit              assets
expenditure
(4)
produced
milled

R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani
(2)
921 828 93 965 321 3 051 426
Doornkop 781 601 180 3 085 292 2 512 718
Evander                                              717
622 95 946 196 2 302 541
Joel                                                    454
417 37 183 73 1 449 407
Kusasalethu 1 774 1 321 453 3 220 380 5 609 1 099
Masimong 1 326
756                   570                 899                    178                 4 280                 868
Phakisa 551 473 78 4 317 369 1 762 387
Target
(2)
1 080 815 265 2 729 439 3 981 805
Tshepong 2 007 1 172 835 3 589 273 6 468 1 343
Virginia 682
562                   120                  672                     79                 2 213                576
Surface
All other surface operations
(3)
1 176 888 288 155 147 3 790 10 431
Total South Africa
11 469
8 455
3 014
20 760
2 747
37 417
17 601
International
Papua New Guinea 976 715 261 4 381 289 3 118 1 679
Total international
976
715
261
4 381
289
3 118
1 679
Total operations
12 445
9 170
3 275
25 141
3 036
40 535
19 280
Reconciliation of the segment
information to the consolidated
income statements and
balance sheets (refer to note 16)
– – 6 080

12 445
9 170
31 221
(1)  Production costs includes royalty expense.
(2)  Production statistics for Steyn 2 and up to March 2011 for Target 3 are included for information purposes. Steyn 2 is in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached. Target 3 had reached commercial production levels in April 2011.
(3)   Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
(4)  The total excludes non-operational capital expenditure of R67 million relating to Papua New Guinea.
* Production statistics are not reviewed

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (Rand/Metric)

Production
Operating
Mining
Capital
Kilograms
Tonnes
  Revenue
cost
profit
assets
expenditure
produced
milled

R million
R million
R million
R million
R million
kg*
t’000*
Continuing operations
South Africa
Underground
Bambanani
(2)
1 114
745                  369                 954                      207                4 137                  528
Doornkop 517 410 107 2 837 342 1 950 540
Evander 910 859 51 922 175 3 475 788
Joel 524
379                  145                  175                     88                 2 006                   439
Kusasalethu 1 392 1 091 301 2 974 430 5 444 1 035
Masimong 1 277
702                   575                 799                     177                4
840                 899
Phakisa 375 326 49 4 065 486 1 371 339
Target
(2)
878 664 214 2 537 382 3 539 777
Tshepong 1 823 1 147 676 3 645 261 6 749 1 518
Virginia 1 415 1 340 75 682 180 5 288 1 656
Surface
All other surface operations
(1)
980
632                 348                   127                      84                 3 731
9 140
Total South Africa
11 205
8 295
2 910
19 717
2 812
42 530
17 659
International
Papua New Guinea
(3)
79 63 16 3 771 541 1 903 304
Total international
79
63
16
3 771
541
1 903
304
Total continuing operations
11 284
8 358
2 926
23 488
3 353
44 433
17 963
Discontinued operations
Mount Magnet – – – 226 – – –
Total discontinued operations
–
–
–
226
–
–
–
Total operations
11 284
8 358
2 926
23 714
3 353
44 433
17 963
Reconciliation of the segment
information to the consolidated
income statement and
balance sheet (refer to note 16)
– – 5 771

11 284
8 358

29 485
Notes:
(1) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up
(2) Production statistics for President Steyn and Target 3 are included for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3) Production statistics for Papua New Guinea are included for the full year for information purposes. The mine was in build-up phase until the end of April 2010, when commercial levels of production were reached. Revenue and costs up to this date were capitalised.
* Production statistics are not reviewed

Results for the quarter and the year
ended 30 June 2011
31
Operating results (US$/Imperial)
Underground production – South Africa
Surface production – South Africa
Total
South
South
Quarter
Kusasa-
Under-
Total
Africa
Africa
Hidden
Harmony
Ended
Bambanani Doornkop
Evander
Joel
lethu Masimong
Phakisa
Steyn 2
Target 1
Target 3 Tshepong
Unisel
ground
Kalgold Phoenix Dumps     Surface
Other
Total Valley
Total
Ore milled
– t’000
Jun-11
124
258
146
133
336
210
117
–
185
83
361
117
2 070
432
1 375
1 021
2 828
–
4 898
463
5 361
Mar-11 89 191 143 130 328 238 97 – 178 – 367 115 1 876 411 1 370 1 018 2 799 – 4 675 449 5 124
Gold produced
– oz
Jun-11
23 631
24 338
24 113
14 404
50 991
26 589
15 175
868
22 184
8 809
47 358
13 503
271 963
8 681
4 405 14 789
27 875
–
299 838
26 556
326 394
Mar-11 17 972 18 358 15 529 14 307 47 069 33 405 13 117 450 25 238 8 038 53 981 15 014 262 478 8 874 4 790 15 239 28 903 – 291 381 25 528 316 909
Yield
– oz/t
Jun-11
0.191
0.094
0.165
0.108
0.152
0.127
0.130
–
0.120
0.106
0.131
0.115
0.131
0.020
0.003
0.014
0.010
–
0.061
0.057
0.061
Mar-11 0.202 0.096 0.109 0.110 0.144 0.140 0.135 – 0.142 – 0.147 0.131 0.135 0.022 0.003 0.015 0.010 – 0.061 0.057 0.060
Cash operating costs
– $/oz
Jun-11
1 389
1 099
942
1 190
1 009
986
1 306
–
1 236
1 561
961
1 173
1 105
1 431
1 363
1 078
1 233
–
1 117
1 096
1 115
Mar-11 1 484 1 022 1 327 1 061 893 781 1 277 – 906 – 760 1 012 965 1 029 1 157 957 1 012 – 970 966 970
Cash operating costs
– $/t
Jun-11
265
104
156
129
153
125
169
–
148
166
126
135
145
29
4
16
12
–
68
63
68
Mar-11 300 98 144 117 128 110 173 – 128 – 112 132 131 22 4 14 10 – 59 55 58
Gold sold
– oz
Jun-11
24 370
24 499
23 374
15 432
50 895
27 457
15 657
868
24 306
9 645
48 869
13 953
279 325
11 381
4 405   14 789
30 575
–
309 900
24 852
334 752
Mar-11 17 394 17 458 16 815 13 021 49 673 32 311 12 667 450 22 731 8 038 52 213 14 532 257 303 8 456 4 726 15 111 28 293 – 285 596 26 782 312 378
Revenue
($’000)
Jun-11
36 835
37 074
35 409
23 385
76 957
41 490
23 698
–
36 689
14 563
73 750
21 008
420 858
17 129
6 691 22 357
46 177
–
467 035
38 061
505 096
Mar-11 24 229 24 277 23 239 18 083 68 794 44 979 17 678 – 31 662 – 72 649 20 220 345 810 11 722 6 565 21 098 39 385 – 385 195 36 978 422 173
Cash operating
($’000)
Jun-11
32 834
26 738
22 718
17 134
51 470
26 206
19 817
–
27 428
13 748
45 510
15 837
299 440
12 426
6 006   15 946
34 378
–
333 818
29 093
362 911
costs
Mar-11 26 667 18 754 20 613 15 177 42 033 26 101 16 747 – 22 862 – 41 017 15 192 245 163 9 134 5 544 14 577 29 255 – 274 418 24 660 299 078
Inventory
($’000)
Jun-11
307
262
(389)
1 141
(542)
1 149
293
–
1 709
678
1 710
465
6 783
2 010
(78)
402
2 334
–
9 117
126
9 243
movement
Mar-11 (582) (1 106) 1 579 (1 530) 5 721 (1 244) (454) – 354 – (2 156) (528) 54 (238) (770) 1 242 234 – 288
407             695
Operating costs
($’000)
Jun-11
33 141
27 000
22 329
18 275
50 928
27 355
20 110
–
29 137
14 426
47 220
16 302
306 223
14 436
5 928 16 348
36 712
–
342 935
29 219
372 154
Mar-11 26 085 17 648 22 192 13 647 47 754 24 857 16 293 – 23 216 – 38 861 14 664 245 217 8 896 4 774 15 819 29 489 – 274 706 25 067 299 773
Operating profit
($’000)
Jun-11
3 694
10 074
13 080
5 110
26 029
14 135
3 588
–
7 552
137
26 530
4 706
114 635
2 693
763
6 009
9 465
–
124 100
8 842
132 942
Mar-11 (1 856) 6 629 1 047 4 436 21 040 20 122 1 385 – 8 446 – 33 788 5 556 100 593 2 826 1 791 5 279 9 896 – 110 489 11 911 122 400
Capital expenditure
($’000)
Jun-11
7 720
10 458
7 451
2 708
15 534
7 150
13 771
5 533
11 250
2 094
10 645
2 426
96 740
851
816
3 344
5 011
3 145
104 896
11 361
116 257
Mar-11 5 342 9 598 4 292 2 109 12 298 5 810 11 700 5 298 10 660 3 153 9 628 2 036 81 924 178 837 1 768 2 783 1 018 85 725 9 731 95 456

Results for the quarter and the year
ended 30 June 2011
CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)
(Convenience translation)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                 2011                  2010                  2011                  2010
(Unaudited)        (Unaudited)         (Unaudited)         (Unaudited)           (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
Continuing operations
Revenue
505                    422                    404
1 781 1 489
Cost of sales (515) (375) (352) (1 663) (1 383)
Production costs (370) (295) (275) (1 299) (1 099)
Royalty expense
(2)                     (4)                    (4)                   (14)                     (4)
Amortisation and depreciation (70) (62) (51) (254) (181)
Impairment of assets (39) – (4) (38) (43)
Employment termination and restructuring costs – (4) (11) (23) (27)
Other items
(34)                    (10)                    (7)                   (35)                   (29)
Gross
(loss)/profit
(10)                      47                    52                    118                   106
Corporate, administration and other expenditure (10) (13) (16) (51) (50)
Social investment expenditure (3) (4) (4) (12) (11)
Exploration expenditure
(15)                   (11)                     (8)                   (51)                   (29)
Profit on sale of property, plant and equipment 1 1 13 4 14
Other income/(expenses) – net 5 (1) 5 (3) (8)
Operating
(loss)/profit
(32)                     19                     42                      5                     22
(Loss)/profit from associates – (3) (1) (7) 7
Reversal of impairment/(impairment) of investment
in
associate
3                   (23)                       –                   (20)                      –
Loss on sale of investment in subsidiary – – – – (3)
Net gain on financial instruments 3 – 2 59 5
Investment income
4                       9                      3                     20                      25
Finance cost
(13)                   (10)                  (12)                   (41)                    (32)
(Loss)/profit before taxation
(35)
(8)
34
16
24
Taxation
30                      42                  (30)                    68                    (44)
Normal taxation
1                      (2)                    (3)                    (2)                    (11)
Deferred taxation
29                      44                   (27)                    70                     (33)
Net (loss)/profit from continuing operations
(5)
34
4
84
(20)
Discontinued operations
(Loss)/profit from discontinued operations
– – (2) 3 (4)
Net
(loss)/profit
(5)                    34                        2                    87                     (24)
Attributable to:
Owners of the parent
(5) 34 2 87 (24)
Non-controlling interest
–                       –                       –                     –                         –
(Loss)/earnings per ordinary share (cents)
– (Loss)/earnings from continuing operations
(1) 8 1 20 (5)
– (Loss)/earnings from discontinued operations – – (1) 1 (1)
Total (loss)/earnings per ordinary share (cents)
(1)
8
–
21
(6)
Diluted (loss)/earnings per ordinary share (cents)
– (Loss)/earnings from continuing operations
(1) 8 1 20 (5)
– (Loss)/earnings from discontinued operations – – (1) 1 (1)
Total diluted (loss)/earnings per ordinary share (cents)
(1)
8
–
21
(6)
The currency conversion average rates for the quarter ended: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.99, June 2010: US$1 = R7.54).
The currency conversion average rates for the year ended: June 2011: US$1 = R6.99 (June 2010: US$1 = R7.58).
The income statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.
Note on convenience translations
Except where specific statements have been extracted from the 2010 Annual Report, the requirements of IAS 21, The Effects of the Changes in
Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 32 to 38.

CONDENSED CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (US$)
(Convenience translation)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                 2011                   2010                 2011                   2010
(Unaudited)       (Unaudited)         (Unaudited)         (Unaudited)             (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
Net (loss)/profit for the period
(5)
34
2
87
(24)
Other comprehensive income/(loss) for
the period, net of income tax
62 1 (22) 52 25
Foreign exchange translation 70 3 (21) 67 25
Fair value movement of available-for-sale investments (8) (2) (1) (15) –
Total comprehensive income/(loss)
for the period
57
35
(20)
139
1
Attributable to:
Owners of the parent
57 35 (20) 139 1
Non-controlling interest
–                       –                       –                       –                      –
The currency conversion average rates for the quarter ended: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.99, June 2010: US$1 = R7.54).
The currency conversion average rates for the year ended: June 2011: US$1 = R6.99 (June 2010: US$1 = R7.58).
The statement of other comprehensive income for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

Results for the quarter and the year
ended 30 June 2011
CONDENSED CONSOLIDATED BALANCE SHEETS (US$)
(Convenience translation)
At
At
At
30 June
31 March
30 June
2011
2011
2010
(Unaudited)
(Unaudited)
(Audited)
US$ million
US$ million
US$ million
ASSETS
Non-current assets
Property, plant and equipment 4 607 4 509 3 874
Intangible assets 320 323 290
Restricted cash 5 4 19
Restricted investments 278 275 228
Investments in financial assets 27 35 2
Investments in associates
–                       –
50
Inventories 25 33 28
Trade and other receivables 3 10 10
5 265 5 189 4 501
Current assets
Inventories 124 141 129
Trade and other receivables 158 164 122
Income and mining taxes 21 18 10
Cash and cash equivalents 102 97 101
405 420 362
Assets of disposal groups classified as held for sale 40 26 32
445 446 394
Total assets
5 710
5 635
4 895
EQUITY AND LIABILITIES
Share capital and reserves
Share capital 4 177 4 175 4 027
Other reserves 112 44 (40)
Retained earnings/(accumulated loss) 161 167 (159)
4 450 4 386 3 828
Non-current liabilities
Deferred tax
453                  489                    463
Provisions for environmental rehabilitation 291 263 222
Retirement benefit obligation and other provisions 26 26 22
Borrowings 181 219 129
951                   997                   836
Current liabilities
Borrowings 49 50 27
Income and mining taxes – 3 1
Trade and other payables 258 199 185
307 252 213
Liabilities of disposal groups classified as held for sale 2 – 18
309 252 231
Total equity and liabilities
5 710
5 635
4 895
Number of ordinary shares in issue 430 084 628 429 807 371 428 654 779
Net asset value per share (cents) 1 035 1 020 893
The balance sheet for June 2011 converted at a conversion rate of US$1 = R6.78 (March 2011: US$1 = R6.78, June 2010: US$1 = R7.63).
The balance sheet as at 30 June 2010 has been extracted from the 2010 Annual Report.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)
for the year ended 30 June 2011 (Convenience translation)
Retained
earnings/
Share                   Other
(Accumulated
capital              reserves
loss)
Total
US$ million
US$ million
US$ million
US$ million
Balance – 30 June 2010 4 170 38 102 4 310
Issue of shares 7 – – 7
Share-based payments – 20 – 20
Total comprehensive income for the year – 54 91 145
Dividends paid – – (32) (32)
Balance as at 30 June 2011
4 177
112
161
4 450
Balance – 30 June 2009 4 004 (72) (108) 3 824
Issue of shares 24 – – 24
Share-based payments (1) 20 – 19
Repurchase of equity interest – (13) – (13)
Total comprehensive loss for the year – 25 (24) 1
Dividends paid – – (27) (27)
Balance as at 30 June 2010
4 027
(40)
(159)
3 828
The currency conversion closing rates for the year ended: June 2011: US$1 = R6.78 (June 2010: US$1 = R7.63).
The statement of changes in equity for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.
The statement of changes in equity for the year ended 30 June 2011 is unaudited.

Results for the quarter and the year
ended 30 June 2011
CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)
(Convenience translation)
Quarter ended
Year ended
30 June
31 March
30 June
30 June
30 June
2011                  2011                 2010                  2011                  2010
(Unaudited)        (Unaudited)        (Unaudited)          (Unaudited)          (Audited)
US$ million
US$ million
US$ million
US$ million
US$ million
Cash flow from operating activities
Cash generated by operations 155 30 116 346 214
Interest and dividends received 4 9 4 20 25
Interest paid (5) (5) (5) (19) (12)
Income and mining taxes (paid)/refund (3) 1 (7) (6) (17)
Cash generated by operating activities 151 35 108 341 210
Cash flow from investing activities
(Increase)/decrease in restricted cash (1) – – 17 2
Proceeds on disposal of investment in subsidiary – – – 33 3
Proceeds on disposal of available-for-sale financial assets – – 1 – 7
Prepayment for Evander 6 and Twistdraai transaction 15 – – 14 –
Other investing activities (1) 2 (1) 1 (2)
Net additions to property, plant and equipment (122) (98) (94) (445) (463)
Cash utilised by investing activities (109) (96) (94) (380) (453)
Cash flow from financing activities
Borrowings raised 22 36 40 132 168
Borrowings repaid (60) (2) (14) (78) (57)
Ordinary shares issued – net of expenses 2 2 1 6 3
Dividends paid – – – (31) (29)
Cash (utilised)/generated by financing activities (36) 36 27 29 85
Foreign currency translation adjustments
(1)
(5)
(6)
11
6
Net increase/(decrease) in cash and cash equivalents 5 (30) 35 1 (152)
Cash and cash equivalents – beginning of period 97 127 66 101 253
Cash and cash equivalents – end of period
102
97
101
102
101
Operating activities translated at average rates for the quarter ended: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.99, June 2010: US$ = R7.54).
Average rates for the year ended : June 2011: US$1 = R6.99 (June 2010: US$1 = R7.58)
Closing balance translated at closing rates of: June 2011: US$1 = R6.78 (March 2011: US$1 = R6.78, June 2010: US$1: R7.63).
The cash ow statement for the year ended 30 June 2010 has been extracted from the 2010 Annual Report.

SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2011 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Production
Mining
Capital
Ounces
Tons
Revenue
cost
(1)
profit             assets
expenditure
(4)
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
South Africa
Underground
Bambanani
(2)
132 118 14 142 46 98 092 470
Doornkop 112 86 26 455 42 80 763 792
Evander 102 89 13 140 28 74 011 596
Joel 65 60 5 27 11 46 586 448
Kusasalethu 254 189 65 475 54 180 334 1 212
Masimong 190 108 82 133 26 137 605 957
Phakisa 79 68 11 637 53 56 649 427
Target
(2)
154 117 37 403 63 127 992 888
Tshepong 287 168 119 530 39 207 950 1 481
Virginia 98 80 18 99 11 71 149 636
Surface
All other surface operations
(3)
168 127 41 23 21 121 851 11 501
Total South Africa
1 641
1 210
431
3 064
394
1 202 982
19 408
International
Papua New Guinea 140 103 37 646 42 100 246 1 852
Total international
140
103
37
646
42
100 246
1 852
Total operations
1 781
1 313
468
3 710
436
1 303 228
21 260
(1) Production costs includes royalty expense.
(2) Production statistics for Steyn 2 and up to March 2011 for Target 3 are included for information purposes. Steyn 2 is in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached. Target 3 had reached commercial production levels in April 2011.
(3) Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up.
(4) The total excludes non-operational capital expenditure of US$10 million relating to Papua New Guinea.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R6.98
Mining assets are converted at the currency conversion rate of US$1 = R6.78

Results for the quarter and the year
ended 30 June 2011
SEGMENT REPORT FOR THE YEAR ENDED 30 JUNE 2010 (US$/Imperial) (Unaudited)
(Convenience translation)
Production
Operating
Mining
Capital
Ounces
Tons
Revenue
cost
profit
assets
expenditure
produced
milled
US$ million
US$ million
US$ million
US$ million
US$ million
oz
t’000
Continuing operations
Underground
Bambanani
(2)
147 98 49 125 28 133 007 582
Doornkop 68 54 14 372 45 62 694 595
Evander 120 113 7 121 23 111 724 869
Joel 69 50 19 23 10 64 495 484
Kusasalethu 184 144 40 390 57 175 029 1 141
Masimong 168 93 75 105 23 155 609 991
Phakisa 50 43 7 533 64 44 079 374
Target 116 88 28 333 51 113 782 857
Tshepong 241 151 90 478 35 216 986 1 674
Virginia 187 177 10 89 24 170 013 1 826
Surface
All other surface operations
(1)
129 84 45 17 11 119 954 10 077
Total South Africa
1 479
1 095
384
2 586
371
1 367 372
19 470
International
Papua New Guinea
(3)
10 8 2 494 71 61 173 335
Total international
10
8
2
494
71
61 173
335
Total continuing operations      1 489
1 103
386
3 080
442
1 428 545
19 805
Discontinued operations
Mount Magnet – – – 29 – – –
Total discontinued operations
–
–
–
29
–
–
–
Total operations
1 489
1 103
386
3 109
442
1 428 545
19 805
Notes:
(1)  Includes Kalgold, Phoenix, Dumps and President Steyn plant clean-up
(2)  Production statistics for President Steyn and Target 3 are included for information purposes. These mines are in build-up phase and revenue and costs are currently capitalised until commercial levels of production are reached.
(3)  Production statistics for Papua New Guinea are shown for the full year for information purposes. The mine was in build-up phase until the end of April 2010, when commercial levels of production were reached. Revenue and costs up to this date were capitalised.
All income statement items, including capital expenditure, are converted at the currency conversion rate of US$1 = R7.58.
Mining assets are converted at the currency conversion rate of US$1 = R7.63.

DEVELOPMENT RESULTS (Metric)
Quarter ended 30 June 2011
Channel
Channel
Reef
Sampled
Width
Value
Gold
(metres)
(metres)
(cm’s)
(g/t)
(cmg/t)
Tshepong
Basal                      665
584 11.99 74.18 889
B Reef 144 74 81.49 82.05 6 686
All Reefs                 808
658
19.81
77.82
1 541
Phakisa & Nyala
Basal                       421
432 79.80 10.60 846
All Reefs                 421
432
79.80
10.60
846
Total Bambanani
Basal                     67.6
84 179.20 11.73 2 101
All Reefs                  68
84
179.20
11.73
2 101
Doornkop
South Reef 323.4 330 69.00 16.10 1 110
All Reefs                323
330
69.00
16.09
1 110
Kusasalethu
VCR Reef 528.7 582 66.00 17.06 1 126
All Reefs
529          582         66.00
17.06
1 126
Total Target
(incl. Target 1 & Target 3)
Elsburg                526.2
366 143.36 9.02 1 293
A Reef 39.2 12 123.33 15.54 1 917
B Reef 54.1 10 10.80 39.80 430
All Reefs                 620
388
139.32
9.26
1 290
Masimong
Basal                    532.0
451 46.54 18.58 865
B Reef 132.5 125 59.24 18.67 1 106
All Reefs                 665
576
49.30
18.60
917
Evander
Kimberley              289.7
264 77.00 16.19 1 247
All Reefs                  290
264
77.00
16.19
1 247
Virginia
(incl. Unisel & Merriespruit)
Basal                    465.1
362 130.82 9.54 1 248
Leader                  572.9
492 214.40 4.60 986
B Reef 25.6 10 9.00 80.49 724
All Reefs              1 064
864
177.00
6.18
1 093
Joel
Beatrix                  435.0
378 127.70 14.05 1 794
All Reefs                 435
378
127.70
14.05
1 794
Total Harmony
Basal 2 150 1 913 65.28 15.24 995
Beatrix                     435
378 127.70 14.05 1 794
Leader                     573
492 214.40 4.60 986
B Reef 356 219 62.25 47.24 2 941
A Reef 39.2 12.0 123.33 15.54 1 917
Elsburg                 526.2
366.0 143.36 9.02 1 293
Kimberley              289.7
264.0 77.00 16.19 1 247
South Reef 323 330 69.00 16.09 1 110
VCR                       529
582 66.00 17.06 1 126
All Reefs              5 221
4 556
93.88
13.00
1 220
DEVELOPMENT RESULTS (Imperial)
Quarter ended 30 June 2011
Channel
Channel
Reef
Sampled
Width
Value
Gold
(feet)
(feet)
(inches)
(oz/t)
(in.oz/t)
Tshepong
Basal 2 180 1 916 5.00 2.04 10
B Reef 471 243 32.00 2.40 77
All Reefs              2 652
2 159
8.00
2.21
18
Phakisa & Nyala
Basal 1 381 1 417 31.00 0.31 10
All Reefs              1 381
1 417
31.00
0.31
10
Total Bambanani
Basal                      222
276 71.00 0.34 24
All Reefs                222
276
71.00
0.34
24
Doornkop
South Reef 1 061 1 083 27.00 0.47 13
All Reefs              1 061
1 083
27.00
0.47
13
Kusasalethu
VCR Reef 1 735 1 909 26.00 0.50 13
All Reefs
1 735        1 909         26.00        0.50
13
Total Target
(incl. Target 1 & Target 3)
Elsburg 1 726 1 201 56.00 0.27 15
A Reef 129 39 49.00 0.45 22
B Reef 177 33 4.00 1.24 5
All Reefs               2 032
1 273
55.00
0.27
15
Masimong
Basal 1 745 1 479 18.00 0.55 10
B Reef 435 411 23.00 0.55 13
All Reefs              2 180
1 890
19.00
0.55
11
Evander
Kimberley               950
866 30.00 0.48 14
All Reefs               950
866
30.00
0.48
14
Virginia
(incl. Unisel & Merriespruit)
Basal 1 526 1 188 52.00 0.28 14
Leader                  1 880
1 614 84.00 0.13 11
B Reef 84 33 4.00 2.08 8
All Reefs              3 490
2 835
70.00
0.18
13
Joel
Beatrix                  1 427
1 240 50.00 0.41 21
All Reefs              1 427
1 240
50.00
0.41
21
Total Harmony
Basal 7 054 6 276 26.00 0.44 11
Beatrix 1 427 1 240 50.00 0.41 21
Leader 1 880 1 614 84.00 0.13 11
B Reef 1 168 719 25.00 1.35 34
A Reef 129 39 49.00 0.45 22
Elsburg 1 726 1 201 56.00 0.27 15
Kimberley               950
866 30.00 0.48 14
South Reef 1 061 1 083 27.00 0.47 13
VCR 1 735 1 909 26.00 0.50 13
All Reefs             17 130
14 948
37.00
0.38
14

Results for the quarter and the year
ended 30 June 2011
CONTACT DETAILS
HARMONY GOLD MINING COMPANY LIMITED
Corporate Office
Randfontein Office Park
PO Box 2
Randfontein, 1760
South Africa
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
Telephone: +27 11 411 2000
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)*
G P Briggs (Chief Executive Officer)
H O Meyer (Financial Director)
H E Mashego (Executive Director)
F F T De Buck*
^
(Lead independent director)
F Abbott*, J A Chissano*
1
, K V Dicks*
^
Dr D S Lushaba*
^
, C Markus*
^
,
M Motloba*
^
, M Msimang*
^
, D Nokó*
^
,
C M L Savage*
^
, A J Wilkens*, J Wetton*
^
* Non-executive
^
Independent
1
Mozambican
Investor Relations Team
Henrika Basterfield
Investor Relations Officer
Telephone:  +27 11 411 2314
Fax:           +27 11 692 3879
Mobile:        +27 82 759 1775
E-mail:        henrika@harmony.co.za
Marian van der Walt
Executive: Corporate and Investor Relations
Telephone:   +27 11 411 2037
Fax:            +27 86 614 0999
Mobile:         +27 82 888 1242
E-mail:         marian@harmony.co.za
Company Secretary
iThemba Governance and Statutory Solutions (Pty) Ltd
Annamarie van der Merwe
Telephone:   +27 86 111 1010
Fax:            +27 86 504 1315
Mobile:         +27 83 264 0328
E-mail:         avdm@ithemba.co.za
South African Share Transfer Secretaries
Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844
Johannesburg, 2000
South Africa
Telephone:   +27 86 154 6572
Fax:            +27 86 674 4381
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Bechenham
Kent BR3 4TU
United Kingdom
Telephone:
                   0871 664 0300 (UK)
(calls cost 10p a minute plus network extras, lines are open
8:30 am to 5:30 pm (Monday to Friday)
or               +44 (0) 20 8639 3399 (calls from overseas)
Fax:            +44 (0) 20 8639 2220
ADR Depositary
BNY Mellon
101 Barclay Street
New York, NY 10286
United States of America
Telephone:  +1888-BNY-ADRS
Fax:           +1 212 571 3050
Sponsor
JP Morgan Equities Limited
1 Fricker Road, corner Hurlingham Road
Illovo, Johannesburg, 2196
Private Bag X9936, Sandton, 2146
Telephone:   +27 11 507 0300
Fax:            +27 11 507 0503
Trading Symbols
JSE Limited: HAR
New York Stock Exchange, Inc: HMY
London Stock Exchange Plc: HRM
Euronext, Brussels: HMY
Berlin Stock Exchange: HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE 000015228
PRINTED BY INCE (PTY) LTD
W2CF12636

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August 15, 2011
Harmony Gold Mining Company Limited
By: /s/ Hannes Meyer
Name: Hannes Meyer
Title: Financial Director